EXHIBIT 10.1

Execution Version

PURCHASE AND SALE AGREEMENT
between

CALLON PETROLEUM OPERATING COMPANY
as Seller

and

W&T OFFSHORE, INC.
as Buyer

Dated
October 17, 2013

i

Article V REPRESENTATIONS AND WARRANTIES REGARDING MEDUSA SPAR		20
5.1	Capitalization	20
5.2	Equity Interests	20
Article VI BUYER’S REPRESENTATIONS AND WARRANTIES		21
6.1	Organization; Existence	21
6.2	Authorization	21
6.3	No Conflicts	21
6.4	Consents	21
6.5	Bankruptcy	21
6.6	Litigation	21
6.7	Financing	21
6.8	Regulatory	22
6.9	Independent Evaluation	22
6.1	Brokers’ Fees	22
6.11	NORM, Wastes and Other Substances	22
6.12	SEC Compliance	23
Article VII COVENANTS		23
7.1	Conduct of Business	23
7.2	Bonds, Letters of Credit and Guarantees	24
7.3	Cooperation	24
7.4	Plugging, Abandonment, Decommissioning and Other Costs	24
7.5	Record Retention	25
7.6	Governmental Approvals	25
7.7	Special Warranty of Title	26
7.8	SEC Sec. 210.3-05	27
7.9	Marketing Transition	28
Article VIII BUYER’S CONDITIONS TO CLOSING		28
8.1	Representations	28
8.2	Performance	28
8.3	No Legal Proceedings	28
8.4	Title Defects, Environmental Defects and Casualty Losses	28
8.5	Assets and Medusa Spar assets	29
Article IX SELLER’S CONDITIONS TO CLOSING		29
9.1	Representations	29
9.2	Performance	29
9.3	No Legal Proceedings	29
9.4	Insurance	29
9.5	Title Defects, Environmental Defects and Casualty Losses	29
Article X CLOSING		30
10.1	Date of Closing	30
10.2	Place of Closing	30

10.3	Closing Obligations	30
10.4	Records	31
Article XI ACCESS/DISCLAIMERS		31
11.1	Access	31
11.2	Confidentiality	32
11.3	Disclaimers.	32
Article XII TITLE MATTERS; ENVIONMENTAL MATTERS; CASUALTIES; TRANSFER RESTRICTIONS		33
12.1	Title Matters.	33
12.2	Environmental Matters.	36
12.3	Disputes Regarding Title Defects and Environmental Defects.	38
12.4	Casualty or Condemnation Loss	39
12.5	Preferential Purchase Rights and Consents to Assign	40
Article XIII ASSUMPTION; INDEMNIFICATION; SURVIVAL		42
13.1	Assumption of Obligations by Buyer	42
13.2	Indemnities of Seller	42
13.3	Indemnities of Buyer	43
13.4	Express Negligence	44
13.5	Indemnification Procedures	44
13.6	Survival	46
13.7	Non-Compensatory Damages	47
13.8	Disclaimer of Application of Anti-Indemnity Statutes	47
Article XIV TERMINATION, DEFAULT AND REMEDIES		47
14.1	Right of Termination	47
14.2	Effect of Termination	48
Article XV MISCELLANEOUS		48
15.1	Exhibits and Schedules	48
15.2	Expenses and Taxes	48
15.3	Assignment	49
15.4	Preparation of Agreement	49
15.5	Publicity	49
15.6	Notices	49
15.7	Removal of Name	50
15.8	Further Cooperation	50
15.9	Filings, Notices and Certain Governmental Approvals	51
15.1	Entire Agreement; Conflicts	51
15.11	Parties in Interest	51
15.12	Amendment	51
15.13	Waiver; Rights Cumulative	52
15.14	Governing Law; Jurisdiction, Venue; Jury Waiver	52
15.15	Severability	52
15.16	Counterparts	52

15.17	Adequacy of Supplemental Bonds or Arrangements for the Pledge of Securities	52
15.18	Special Offshore Interests	53
15.19	Option to Make “Like Kind” Exchange	53

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (as may be amended, restated, supplemented or otherwise modified from time to time, the “Agreement”) is executed this 17th day of October, 2013, between Callon Petroleum Operating Company, a Delaware corporation (“Seller”), and W&T Offshore, Inc., a Texas corporation (“Buyer”).

Recitals:

WHEREAS, Seller desires to sell and convey, and Buyer desires to purchase and pay for, the Assets (as hereinafter defined) effective as of the Effective Time (as hereinafter defined).

WHEREAS, the Assets are substantially all of Seller’s assets in the Gulf of Mexico.

NOW, THEREFORE, for and in consideration of the mutual promises contained herein, the benefits to be derived by each party hereunder, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.1 Defined Terms. In addition to the terms defined in the introductory paragraph and elsewhere in this Agreement, for purposes hereof, the following expressions and terms shall have the meanings set forth in this Article I, unless the context otherwise requires:

“Accounting Arbitrator” shall have the meaning set forth in Section 3.7.

“Adjusted Purchase Price” shall have the meaning set forth in Section 3.3.

“AFEs” shall have the meaning set forth in Section 4.11.

“Affiliate” shall mean any Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with, another Person. The term “control” and its derivatives with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall have the meaning set forth in the first paragraph herein.

“Allocated Value,” with respect to any Asset, shall mean the amount set forth on
Schedule 3.8 for such Asset.

“Applicable Contracts” shall mean all Contracts by which the Properties and other Assets are bound or that primarily relate to the Properties or other Assets and (in each case) that will be binding on the Assets or Buyer after the Closing.

“Assets” shall have the meaning set forth in Section 2.1.
“Assignments” shall mean the Assignment and Bill of Sale, substantially in the form attached as Exhibit C, Assignment of Record Title in Oil and Gas Lease(s), substantially in the form attached as Exhibit D, and the Assignment of Operating Rights in Oil and Gas Lease(s), substantially in the form attached as Exhibit E.

“Assumed Obligations” shall have the meaning set forth in Section 13.1.

“BOEM/BSEE” shall mean the Department of the Interior’s Bureau of Ocean Energy Management, Bureau of Safety and Environmental Enforcement, and any successor Governmental Authority.
“Business” shall mean all of the business conducted by Seller with respect to the Assets. “Business Day” shall mean each calendar day except Saturdays, Sundays and United
States federal holidays.
“Buyer” shall have the meaning set forth in the first paragraph of this Agreement. “Buyer Indemnified Parties” shall have the meaning set forth in Section 13.2.

“Buyer’s Environmental Consultant” shall have the meaning set forth in Section
12.2(a)(i).

“Buyer’s Environmental Review” shall have the meaning set forth in Section 12.2(a)(i).

“Buyer’s Representatives” shall have the meaning set forth in Section 11.1.

“Claim” shall have the meaning set forth in Section 13.5(c).

“Claim Notice” shall have the meaning set forth in Section 13.5(c).

“Closing” shall have the meaning set forth in Section 10.1.

“Closing Date” shall have the meaning set forth in Section 10.1.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement between
Seller and Buyer dated July 2, 2013.

“Contract” shall mean any written contract, agreement, lease, license or other legally binding arrangement of Seller insofar only as same relates or pertains to the Assets, excluding, however, any Lease, easement, right-of-way, permit or other instrument creating or evidencing an interest in the Assets or a real or immovable property related to or used in connection with the operations of any Assets.

“Customary Post-Closing Consents” shall mean the consents and approvals for the assignment of the Assets to Buyer that are customarily, and legally permitted to be, obtained after the assignment of properties similar to the Assets.
“Defensible Title” shall mean such title of Seller with respect to the Assets that:

(i) with respect to each Well (or the specified zone(s) therein) shown in Exhibit B, entitles Seller to receive the Net Revenue Interest shown in Exhibit B for such Well (or the specified zone(s) therein) throughout the duration of the productive life of such Well (or the specified zone(s) therein), except for (A) decreases in connection with those operations in which Seller may be a non-consenting co-owner to the extent identified on Exhibit B, (B) decreases resulting from the establishment or amendment of pools or units, (C) decreases required to allow other Working Interest owners to make up past underproduction or pipelines to make up past under deliveries (which are covered in Section 3.3), and (D) as otherwise stated in Exhibit B;

(ii) with respect to each Well (or the specified zone(s) therein) shown in Exhibit B, obligates Seller to bear the Working Interest shown in Exhibit B for such Well (or the specified zone(s) therein) not greater than the Working Interest shown in Exhibit B for such Well (or the specified zone(s) therein) without increase throughout the productive life of such Well (or the specified zone(s) therein), except (A) increases resulting from contribution requirements with respect to defaulting co-owners under applicable operating agreements or applicable Law, (B) increases to the extent that they are accompanied by a proportionate increase in Seller’s Net Revenue Interest and (C) as otherwise stated in Exhibit B; and

(iii)    is free and clear of all Encumbrances, other than Permitted Encumbrances.

“Deposit” shall have the meaning set forth in Section 3.2.

“Dispute Notice” shall have the meaning set forth in Section 3.6.

“DOJ” shall mean the Department of Justice.
“Effective Time” shall mean 12:00:01 a.m., Central Time, on July 1, 2013. “Encumbrance” shall mean any lien, security interest, pledge, charge or encumbrance. “Environmental Defect” shall mean (a) with respect to any given Asset, or Seller’s ownership or operations thereof, an individual environmental condition that constitutes, pursuant to Environmental Laws in effect as of the date of this Agreement in the jurisdiction in which such Asset is located, (i) actual violations or non-compliance with any applicable Environmental Law, and (ii) any condition that, if investigated by an authority having jurisdiction, would reasonably be expected to constitute a violation or non-compliance with any Environmental Law, regardless of whether Seller has been so notified or investigated by a Governmental Authority. It is expressly provided that any impact on the Assets caused by NORM shall not constitute an Environmental Defect.

“Environmental Defect Value” shall mean, with respect to any Environmental Defect, the value, as of the Closing Date, of the estimated costs and expenses to correct such Environmental Defect in the most cost-effective manner reasonably available, consistent with Environmental Laws, taking into account that non-permanent remedies (such as improving disclosures, filing of permits, requesting allowances, mechanisms to contain or stabilize hazardous materials, including monitoring site conditions, natural attenuation, risk-based corrective action,

institutional controls or other appropriate restrictions on the use of property, caps, dikes, encapsulation, leachate collection systems, etc.) may be the most cost-effective manner reasonably available.

“Environmental Information” shall have the meaning set forth in Section 12.2(a)(ii).

“Environmental Laws” shall mean all applicable Laws in effect as of the date of this Agreement relating to the protection of the environment, including, without limitation, those laws relating to the storage, handling, generation, processing, treatment, transportation, disposal or other management of Hazardous Substances.

“Examination Period” shall have the meaning set forth in Section 11.1.

“Excluded Assets” shall mean (i) all trade credits and refunds and all accounts, instruments and general intangibles (as such terms are defined in the Louisiana Commercial Laws - Secured Transactions (LSA R.S. 10:9-101 et. seq.), attributable to the Assets with respect to any period of time prior to the Effective Time; (ii) all claims and causes of action of Seller arising from acts, omissions or events occurring prior to the Effective Time; (iii) all rights and interests of Seller (a) under any policy or agreement of insurance or indemnity, (b) under any bond, or (c) to any insurance or condemnation proceeds or awards arising, in each case, from acts, omissions or events, or damage to or destruction of property, occurring prior to the Effective Time; (iv) all Hydrocarbons produced from or attributable to the Leases with respect to all periods prior to the Effective Time, together with all proceeds from the sale of such Hydrocarbons; (v) all claims of Seller for refunds of or loss carry forwards with respect to any taxes and refunds for amounts paid in connection with the Assets attributable to any period prior to the Effective Time; (vi) all amounts due or payable to the Seller as adjustments to insurance premiums related to the Assets with respect to any period prior to the Effective Time; (vii) all proceeds, income or revenues (and any security or other deposits made) attributable to the Assets for any period prior to the Effective Time; (viii) the assets described on Exhibit A, (ix) all (a) seismic, geological, geochemical or geophysical data (including cores and other physical samples of materials from wells or tests) licensed from Third Parties relating to the Properties that cannot be transferred without additional consideration to such Third Parties (excluding such licensed data in the event Buyer agrees to pay such additional consideration), and (b) interpretations of seismic, geological, geochemical or geophysical data licensed from Third Parties that cannot be transferred without additional consideration to such Third Parties (excluding such licensed data in the event Buyer agrees to pay such additional consideration); (x) data and other information that cannot be disclosed or assigned to Buyer as a result of confidentiality or similar arrangements under agreements with persons unaffiliated with Seller; (xi) all audit rights arising under any of the Contracts with respect to any period prior to the Effective Time; (xii) rights of any refunds of taxes with respect to any period prior to the Effective Time; and (xiii) corporate, financial, income and franchise tax and litigation records that relate to Seller’s business generally, materials, analyses and information developed or prepared in connection with marketing the Assets, including valuations, bidder lists, bids and all correspondence and agreements related to any third party offers for the Assets and correspondence between Seller and its advisors with respect to Buyer’s offer and communications, and all books and records related to the Excluded Assets and copies of the
Records retained by Seller.

“Final Price” shall have the meaning set forth in Section 3.6.

“Final Settlement Date” shall mean the date on which the Final Settlement Statement becomes effective in accordance with Section 3.6.

“Final Settlement Statement” shall have the meaning set forth in Section 3.6.

“FTC” shall mean the Federal Trade Commission.

“GAAP” shall mean United States generally accepted accounting principles, consistently applied.

“Geologic Data” shall mean all (i) seismic, geological, geochemical or geophysical data (including cores and other physical samples of materials from wells or tests) belonging to Seller or licensed from Third Parties relating to the Properties that can be transferred without additional consideration to such Third Parties (or including such licensed data in the event Buyer agrees to pay such additional consideration), and (ii) interpretations of seismic, geological, geochemical or geophysical data belonging to Seller or licensed from Third Parties that can be transferred without additional consideration to such Third Parties (or including such licensed data in the event Buyer agrees to pay such additional consideration).

“Governmental Authority” shall mean any federal, state, local, municipal or other government; any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power; and any court or governmental tribunal having or asserting jurisdiction.

“Hazardous Substances” shall mean any substance defined or regulated as a “hazardous substance” or “hazardous waste” under any Environmental Laws.

“Hydrocarbons” shall mean oil and gas and other hydrocarbons produced or processed in association therewith.

“Imbalance” shall mean (i) any imbalance at the wellhead between the amount of Hydrocarbons sold from a Well and allocable to the interests of Seller therein and the production from the relevant Well to which Seller is entitled and (ii) any marketing imbalance between the quantity of Hydrocarbons required to be delivered by Seller under any Contract relating to the purchase and sale, gathering, transportation, storage, processing or marketing of Hydrocarbons and the quantity of Hydrocarbons actually delivered by Seller pursuant to the relevant Contract, together with any appurtenant rights and obligations concerning future in-kind and/or cash balancing at the wellhead and production balancing at the delivery point into the relevant sale, gathering, transportation, storage or processing facility. Imbalances shall include, but not be limited to field imbalances, pipeline imbalances and/or processing facility imbalances.

“Indemnification Cap” shall have the meaning set forth in Section 13.5(a).
“Indemnification Threshold” shall have the meaning set forth in Section 13.5(a).

“Indemnified Party” shall have the meaning set forth in Section 13.5(b).

“Indemnifying Party” shall have the meaning set forth in Section 13.5(b).

“Independent Expert” shall have the meaning set forth in Section 12.3(a).

“Interim Period” shall mean that period of time commencing with the Effective Time and ending at 7:00 a.m., Central Time, on the Closing Date.

“Knowledge” shall mean with respect to Seller, information actually known (without investigation) by Seller.

“Lands” shall have the meaning set forth in Section 2.1(a).

“Law” shall mean any applicable statute, law, rule, regulation, ordinance, order, code, ruling, writ, injunction, or decree of or by any Governmental Authority.

“Leases” shall have the meaning set forth in Section 2.1(a).

“Liabilities” shall mean any and all claims, causes of actions, payments, charges, judgments, assessments, liabilities, losses, damages, penalties, fines or costs and expenses, including any attorneys’ fees, legal or other expenses incurred in connection therewith and including liabilities, costs, losses and damages for personal injury or death or property damage.

“LLC Agreement” shall mean that certain Limited Liability Company Agreement of
Medusa Spar, dated as of August 8, 2003.

“Material Adverse Effect” shall mean a material adverse effect on the ownership, operations or value of the Assets, taken as a whole and as currently operated as of the date of this Agreement, or a material adverse effect on the ability of Seller to consummate the transactions contemplated by this Agreement; provided, however, that none of the following shall constitute a Material Adverse Effect: (i) any effect resulting from entering into or taking any actions required by this Agreement or the announcement of the transactions contemplated by this Agreement; (ii) any effect resulting from changes in general market, economic, financial or political conditions in the area in which the Assets are located, the United States or worldwide; (iii) any disruptions of the capital markets, any acts of God, any outbreak of hostilities or war or any acts of terrorism; (iv) any effect resulting from a change in Laws from and after the date of this Agreement; (v) any reclassification or recalculation of reserves; (vi) any changes in the prices of Hydrocarbons or other changes affecting the oil and gas industry generally; (vii) any results of Seller’s drilling activities after the date of this Agreement or declines in well performance in the absence of gross negligence or willful misconduct on the part of Seller; (viii) any effect resulting from actions taken by Buyer or its Affiliates; and (ix) any effect resulting from a change in accounting requirements or principles imposed on Seller, the Business or the Assets by GAAP implemented after the date of this Agreement.

“Material Contracts” shall have the meaning set forth in Section 4.6(a).
“Medusa Spar” shall mean Medusa Spar LLC, a Delaware limited liability company.

“Membership Interests” shall mean 10.0% of the issued and outstanding limited liability company membership interests in Medusa Spar.

“Net Revenue Interest,” with respect to any Well, shall mean the interest in and to all Hydrocarbons produced, saved and sold from or allocated to such Well, after giving effect to all royalties, overriding royalties, production payments, carried interests, net profits interests, reversionary interests and other burdens upon, measured by or payable out of production therefrom.

“NORM” shall mean naturally occurring radioactive material.

“NYMEX” shall mean the New York Mercantile Exchange Inc., and shall include any successor thereto.

“NYMEX Strip” shall mean, with respect to the applicable market on the NYMEX, the average of the settlement prices for each 2013 monthly futures contract as of the first Business Day following the Effective Time.

“OPA” shall mean the Oil Pollution Act of 1990, as amended.

“Operating Expenses” shall mean all operating expenses (including without limiting the foregoing in any respect, rentals, costs of insurance and ad valorem, property, severance, production and similar taxes based upon or measured by the ownership or operation of the Assets or the production of Hydrocarbons therefrom, but excluding any other taxes) and capital expenditures incurred in the ownership and operation of the Assets and, where applicable, in accordance with any relevant operating or unit agreement and overhead costs charged to the Assets under any relevant operating agreement or unit agreement.

“Operating Rights” shall mean a Working Interest in a Lease that (a) has a beginning and ending depth and (b) does not include the contractual right to unitize, relinquish or terminate the Lease.

“ORI Repurchase Option” shall mean the option repurchase by Seller of certain overriding royalty interests pursuant to Section 1.2(a) of that certain Conveyance of Overriding Royalty Interest dated effective June 29, 2001, from Seller to Duke Capital Partners, LLC.

“Outside Date” shall have the meaning set forth in Section 14.1(c).

“P&A Obligations” shall have the meaning set forth in Section 7.4.

“Parent Guarantor” shall have the meaning set forth in Section 13.9.

“Parent Guaranty” shall have the meaning set forth in Section 13.9.

“Permitted Encumbrances” shall mean:
(a) lessor’s royalties, non-participating royalties, overriding royalties, reversionary interests and similar burdens upon, measured by or payable out of production, held by Third Parties and in existence as of the Effective Time, that are of record if the net cumulative effect of such burdens does not operate to reduce the Net Revenue Interest of Seller in any Well (or the specified zone(s) therein) to an amount less than the Net Revenue Interest set forth on Exhibit B for such Well (or the specified zone(s) therein) and do not obligate Seller to bear a Working Interest for such Well (or the specified zone(s) therein) in any amount greater than the Working Interest set forth on Exhibit B for such Well (or the specified zone(s) therein) (unless the Net Revenue Interest for such Asset is greater than the Net Revenue Interest set forth on Exhibit B in the same proportion as any increase in such Working Interest);

(b)    preferential rights to purchase set forth on Schedule 4.9 and required Third
Party consents to assignments and similar agreements;

(c) liens for taxes or assessments not yet due or delinquent or, if delinquent, that are being contested in good faith in the normal course of business;

(d)    Customary Post-Closing Consents;

(e) conventional rights of reassignment normally actuated by an intent to abandon or release a lease and requiring notice to the holders of such rights;

(f)    such defects of title as Buyer may have waived expressly in writing;

(g) all applicable Laws and rights reserved to or vested in any Governmental Authority (i) to control or regulate any Asset in any manner; (ii) by the terms of any right, power, franchise, grant, license or permit or by any provision of Law, to terminate such right, power, franchise grant, license or permit or to purchase, condemn, expropriate or recapture or to designate a purchaser of any of the Assets; (iii) to use such property in a manner which does not materially impair the use of such property for the purposes for which it is currently owned and operated and (iv) to enforce any obligations or duties affecting the Assets to any Governmental Authority, with respect to any franchise, grant, license or permit;

(h) rights of a common owner of any interest in rights-of-way or easements currently held by Seller and such common owner as tenants in common or through common ownership;

(i) easements, conditions, covenants, restrictions, servitudes, permits, rights- of-way and other rights in the Assets for the purpose of pipelines, transportation lines, distribution lines and other like purposes or for the joint or common use of, rights-of- way, facilities and equipment which (i) do not reduce Seller’s Net Revenue Interest below that shown in Exhibit B, or increase Seller’s working interest above that shown in Exhibit B without a corresponding increase in Net Revenue Interest or (ii) do not materially impair the value of the Assets or the use of the Assets as currently owned and operated;
(j) vendors, carriers, warehousemen’s, repairmen’s, mechanics, workmen’s, materialmen’s, construction or other like liens arising by operation of Law in the ordinary course of business or incident to the construction or improvement of any property in respect of obligations which are not yet due, or which are being contested in good faith by appropriate proceedings by or on behalf of Seller as identified on Schedule 1.1(a);

(k) liens created under leases and/or operating agreements or by operation of Law in respect of obligations that are not yet due, or that are being contested in good faith by appropriate proceedings by or on behalf of Seller as identified on Schedule 1.1(b);

(l) any encumbrance affecting the Assets which is expressly assumed, bonded or paid by Buyer at or prior to Closing or which is discharged by Seller at or prior to Closing;

(m)    any matters referenced on Exhibit B;

(n) the terms and conditions of the Leases and all Material Contracts that (i) do not reduce Seller’s Net Revenue Interest below that shown in Exhibit B, or increase Seller’s working interest above that shown in Exhibit B without a corresponding increase in Net Revenue Interest or (ii) do not materially impair the value of the Assets or the use of the Assets as currently owned and operated; and

(o) all other instruments, obligations, defects and irregularities affecting the Assets that (i) do not reduce Seller’s Net Revenue Interest below that shown in Exhibit B, or increase Seller’s working interest above that shown in Exhibit B without a corresponding increase in Net Revenue Interest or (ii) do not materially impair the value of the Assets or the use of the Assets as currently owned and operated.

“Person” shall mean any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Authority or any other entity.

“Personal Property” shall have the meaning set forth in Section 2.1(g).

“Preference Notices” shall have the meaning set forth in Section 12.3(b).

“Preference Rights” shall have the meaning set forth in Section 12.3(a).

“Preference Right Assets” shall have the meaning set forth in Section 12.3(d).

“Preliminary Settlement Statement” shall have the meaning set forth in Section 3.5.

“Property” or “Properties” shall have the meaning set forth in Section 2.1(b).

“Purchase Price” shall have the meaning set forth in Section 3.1.
“Record Title Interest” shall mean an ownership interest in a Lease that (a) applies to all depths, (b) includes the right to unitize, relinquish and terminate the Lease, and (c) is a Working Interest except as to any depths covered by Operating Rights.

“Records” shall have the meaning set forth in Section 2.1(j).

“Sales Contracts” shall have the meaning set forth in Section 4.15.

“Scheduled Closing Date” shall have the meaning in Section 10.1.

“Seller” shall have the meaning set forth in the first paragraph of this Agreement.

“Seller Indemnified Parties” shall have the meaning set forth in Section 13.3.

“Special Warranty” has the meaning set forth in Section 7.7.

“Third Party” shall mean any Person other than a party to this Agreement or an Affiliate of a party to this Agreement.

“Title Defect” shall mean any failure of Seller to have Defensible Title to any Property. Notwithstanding the foregoing, none of the following shall constitute a Title Defect: (a) the loss of or reduction of interest in any Well or other Property following the Effective Time due to: (i) any election or decision made by Seller in accordance with applicable joint operating agreements in the ordinary course of business and not made in violation of this Agreement or (ii) the expiration of the stated term of any Lease; (b) defects based solely on (i) lack of information in Seller’s or its Affiliates’ files but that is otherwise available to Buyer with commercially reasonable efforts, or (ii) references to a document(s) if such document(s) is not in Seller’s or its Affiliates’ files but is otherwise available to Buyer with commercially reasonable efforts; (c) defects arising out of a lack of record evidence of corporate or other entity authorization unless it is reasonably likely that the action was not authorized; (d) defects that have been cured by applicable Laws of limitations or prescription; (e) defects based on failure to record Leases issued by any Governmental Authority, or any assignments of record title or operating rights in such Leases, in the real property, conveyance or other records of the county or parish in which such Property is located so long as such Leases and/or assignments are filed in the records of the Governmental Authority that is the lessor thereunder; and/or (f) the inability of Seller to exercise the ORI Repurchase Option.

“Title Defect Value” shall have the meaning set forth in Section 12.2(b)(iii).

“Transaction Documents” shall mean those documents executed pursuant to or in connection with this Agreement.

“Treasury Regulations” shall mean the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute, proposed or final Treasury Regulations.

“Wells” shall have the meaning set forth in Section 2.1(b).
“Working Interest,” with respect to any Well, shall mean the Record Title Interest or Operating Right in and to such Well that is burdened with the obligation to bear and pay costs and expenses of maintenance, development and operations on or in connection with such Well, but without regard to the effect of any royalties, overriding royalties, production payments, net profits interests and other similar burdens upon, measured by or payable out of production therefrom.

1.2 References. The words “hereby,” “herein,” “hereinabove,” “hereinafter,” “hereinbelow,” “hereof,” “hereto,” “hereunder,” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular article, section or provision of this Agreement. References in this Agreement to articles, sections, exhibits or schedules are to such articles, sections, exhibits or schedules of this Agreement unless otherwise specified.

1.3 Articles. This Agreement, for convenience only, has been divided into articles. The rights and other legal relations of the parties hereto shall be determined from this Agreement as an entirety and without regard to the aforesaid division into articles and sections and without regard to headings prefixed to such articles.

1.4 Number and Gender. Whenever the context requires, reference herein made to a single number shall be understood to include the plural; and likewise, the plural shall be understood to include the singular. Words denoting sex shall be construed to include the masculine, feminine and neuter, when such construction is appropriate; and specific enumeration shall not exclude the general but shall be construed as cumulative. Definitions of terms defined in the singular or plural shall be equally applicable to the plural or singular, as applicable, unless otherwise indicated.

1.5 Nominee. At the Closing, and upon the terms and subject to the conditions of this Agreement, Seller agrees to sell and convey to Buyer and Buyer agrees to purchase, accept and pay for the Assets. As an accommodation to Buyer, upon written request from Buyer to be delivered no later than five (5) business days before Closing, Seller agrees to convey all or a portion of the Assets (as defined below) as designated by Buyer to a wholly owned subsidiary of Buyer (“Nominee”), subject to the terms and conditions contained in this Agreement. In the event Buyer exercises its right to acquire all or a portion of the Assets in the name of Nominee, all references herein to Buyer shall mean Buyer and Nominee jointly, severally and in solido. Notwithstanding the acquisition of all or a portion of the Assets in the name of Nominee, Buyer shall remain responsible to Seller for all representations, warranties, covenants, indemnities and other agreements under this Agreement, as a primary obligor and not as a surety.

ARTICLE II PURCHASE AND SALE

2.1 Purchase and Sale. Subject to the terms and conditions of this Agreement, Seller agrees to sell and assign and Buyer agrees to purchase and pay for all of the right, title and interest owned by Seller in and to the following (less and except for the Excluded Assets) (collectively, the “Assets”):
(a) the oil and gas leases more particularly described in Exhibit B (collectively, the “Leases”), together with any and all other rights, titles and interests of Seller in and to (i) the leasehold estates created thereby, subject to the terms, conditions, covenants and obligations set forth in the Leases and/or Exhibit B, and (ii) the lands covered by the Leases or included in units with which the Leases may have been pooled or unitized (the “Lands”), including in each case, without limitation, Record Title Interests, Operating Rights, Working Interests, Net Revenue Interests, royalty interests, overriding royalty interests, production payments, net profits interests, carried interests, reversionary interests and all other interests of any kind or character;

(b) all oil and gas wells located on the Leases and the Lands or on other leases or lands with which the Leases and/or the Lands may have been pooled or unitized, including those specified on Exhibit B (collectively, the “Wells”) and all Hydrocarbons produced therefrom or allocated thereto from and after the Effective Time (the Leases, the Lands, and the Wells being collectively referred to hereinafter as the “Properties”);

(c)    the Membership Interests;

(d) all rights and interests in, under or derived from all unitization and pooling agreements in effect with respect to the Properties and the units created thereby which accrue or are attributable to the interests of Seller in the Properties;

(e)    to the extent that they may be assigned, all Applicable Contracts;

(f) to the extent that they may be assigned, all permits, licenses, servitudes, easements, rights of use, and rights-of-way to the extent used or held for use in connection with the ownership or operation of the Properties or the Personal Property (as hereinafter defined), including those specified on Exhibit B;

(g) all equipment, machinery, platforms, risers, caissons, subsea tie-backs, facilities, fixtures and other real, moveable and non-moveable personal and mixed property used in connection with or located on the Properties or the other Assets described above as of the Effective Time, including those specified on Exhibit B, and including, without limitation, well equipment, umbilicals, casing, rods, tanks, boilers, tubing, pumps, motors, inventory, separators, dehydrators, compressors, compression equipment, treaters, power lines, SCADA equipment, meters, flow lines, gathering lines, transmission lines, pipelines, gathering systems, processing and separation facilities, structures, materials and other items used in the operation thereof (“Personal Property”);

(h)    all Imbalances relating to the Properties or other Assets; (i)    the Geologic Data; and
(j) all of the rights, titles and interests of Seller in and to all of the original (or copies if originals are not available) and electronic format, if available, of files, records, information and data, whether written or electronically stored, relating to the Assets (the “Records”), including, without limitation, (i) land and title records (including abstracts of title, title opinions and title curative documents); (ii) contract files; (iii)
correspondence; (iv) operations, engineering, geological, environmental, production and accounting records and (v) facility, field and well records but excluding any of the foregoing items that are Excluded Assets.

2.2    Excluded Assets. Seller shall reserve and retain all of the Excluded Assets.

2.3 Revenues and Expenses. Subject to the provisions hereof, Seller shall remain entitled to all of the rights of ownership (including, without limitation, the right to all production, proceeds of production and other proceeds including overhead payments received from Third Parties, amounts for the handling, processing and transportation of Hydrocarbons and amounts for platform space for or by Third Parties), and shall remain responsible for all Operating Expenses, in each case attributable to the Assets for the period of time prior to the Effective Time. Subject to the provisions hereof and subject to the occurrence of the Closing, Buyer shall be entitled to all of the rights of ownership (including, without limitation, the right to all production, proceeds of production and other proceeds including overhead payments received from Third Parties, amounts for the handling, processing and transportation of Hydrocarbons and amounts for platform space for or by Third Parties) and shall be responsible for all Operating Expenses, in each case, attributable to the Assets for the period of time from and after the Effective Time. All Operating Expenses attributable to the Assets, in each case that are: (i) actually incurred with respect to operations conducted or production prior to the Effective Time shall be paid by or allocated to Seller and (ii) incurred with respect to operations conducted or production after the Effective Time shall be paid by or allocated to Buyer.

ARTICLE III PURCHASE PRICE

3.1 Purchase Price. The purchase price for the Assets shall be US$100 million (the “Purchase Price”). The Adjusted Purchase Price (as hereinafter defined) less the Deposit shall be payable in United States currency by wire transfer in same day funds as and when provided in this Agreement.

3.2 Deposit. Upon execution of this Agreement, Buyer shall deposit by wire transfer in same day funds with Seller the sum of US$2 million, representing 2% of the Purchase Price (the “Deposit”). The Deposit shall be applied toward the Purchase Price at the Closing.

(a) If (i) all conditions precedent to the obligations of Buyer set forth in Article VIII have been met and (ii) the transactions contemplated by this Agreement are not consummated on or before the Scheduled Closing Date (or, if applicable, such other date Buyer and Seller may agree upon in writing pursuant to Section 10.1) because of the material breach by Buyer of this Agreement, then, in such event, Seller shall have the right to terminate this Agreement and retain the Deposit, free of any claims by Buyer or any other Person.

(b) If this Agreement is terminated by the mutual written agreement of Buyer and Seller, or if the Closing does not occur on or before the Outside Date for any reason other than as set forth in Section 3.2(a), then Buyer shall be entitled to the prompt return of the Deposit, free of any claims by Seller with respect thereto. Buyer and Seller shall thereupon have the rights and obligations set forth in Section 14.2.

3.3    Adjustments to Purchase Price.    The Purchase Price shall be adjusted as follows, and the resulting amount shall be herein called the “Adjusted Purchase Price”:

(a)    The Purchase Price shall be adjusted upward by the following amounts
(without duplication):

(i) an amount equal to all Operating Expenses and other costs and expenses paid by Seller that are, in accordance with GAAP, attributable to the Assets after the Effective Time, whether incurred before or after the Effective Time;

(ii) the amount of all prepaid expenses attributable to the Assets that are paid by or on behalf of Seller prior to the Closing Date and that are, in accordance with GAAP, attributable to the period after the Effective Time, including without limitation, (A) bond and insurance premiums incurred by or on behalf of Seller during the Interim Period (including, without limitation, bond and insurance premiums relating to Medusa Spar), (B) royalties or other burdens upon, measured by or payable out of proceeds of production, (C) rentals and other lease maintenance payments, (D) ad valorem, property, severance and production taxes and any other taxes (exclusive of income taxes and the Texas franchise tax) based upon or measured by the ownership of the Assets, the production of Hydrocarbons or the receipt of proceeds therefrom, and (E) prepayments of Operating Expenses made by or on behalf of Seller to operators of Properties not operated by Seller pursuant to cash calls or otherwise;

(iii) to the extent that Seller is underproduced as of the Effective Time for gas set forth in Schedule 3.3, as complete and final settlement of all Imbalances, an amount based on a rate mutually agreeable to Buyer and Seller, or otherwise, the natural gas NYMEX Strip;

(iv) to the extent that Seller is underproduced as of the Effective Time for oil set forth in Schedule 3.3, as complete and final settlement of all Imbalances, an amount based on a rate mutually agreeable to Buyer and Seller, or otherwise, the oil NYMEX Strip;

(v) to the extent that proceeds for such volumes have not been received by Seller, an amount equal to the aggregated volumes of marketable Hydrocarbons stored in tanks, pipelines (including line packs) or other storage as of the Effective Time that are attributable to the ownership and operation of the Assets multiplied by the applicable contract price therefor on the Effective Time, or, if no contract price exists, the applicable NYMEX Strip with respect to such Hydrocarbons;
(vi)    without duplication of any other amounts set forth in this Section
3.3(a), the amount of all taxes prorated to Buyer but paid by Seller in accordance with Section 15.2; and

(vii) any other amount provided for elsewhere in this Agreement or otherwise agreed upon by Seller and Buyer.

(b)    The Purchase Price shall be adjusted downward by the following amounts
(without duplication):

(i) an amount equal to all proceeds received by Seller attributable to the sale of Hydrocarbons produced from or allocable to the Assets during the Interim Period, net of Third Party expenses (other than Operating Expenses) directly incurred in earning or receiving such proceeds and for which no adjustment pursuant to Section 3.3(a) is made, and any sales, excise or similar taxes in connection therewith not reimbursed to Seller by a Third Party purchaser;

(ii) an amount equal to all other proceeds received by Seller (other than from the sale of Hydrocarbons produced from or allocable to the Assets) to which Buyer is entitled pursuant to Section 2.3;

(iii) an amount equal to all amounts received by Seller as (A) overhead payments from Third Parties, (B) handling, processing and transportation fees, (C) platform rental payments and (D) other payments from Third Parties related to ownership of the Assets, that are, in accordance with GAAP, in each case attributable to time periods after the Effective Time;

(iv)    an amount determined pursuant to Section 12.3(c) for any
Properties and other Assets excluded from the Assets pursuant to such Section;

(v)    without duplication of any other amounts set forth in this Section
3.3, the amount of all taxes prorated to Seller but payable by Buyer in accordance with Section 15.2;

(vi) to the extent that Seller is overproduced as of the Effective Time for gas as set forth in Schedule 3.3, as complete and final settlement of all such Imbalances, an amount based on a rate mutually agreeable to Buyer and Seller, or otherwise, the natural gas NYMEX Strip;

(vii) to the extent that Seller is overproduced as of the Effective Time for oil as set forth in Schedule 3.3, as complete and final settlement of all such Imbalances, an amount based on a rate mutually agreeable to Buyer and Seller, or otherwise, the oil NYMEX Strip;

(viii) all Purchase Price adjustments for (y) Title Defects and Environmental Defects determined in accordance with Article XII and (z) the inability of Seller to exercise its ORI Repurchase Option pursuant to Section
7.1(g); and
(ix)    any other amount provided for elsewhere in this Agreement or otherwise agreed upon by Seller and Buyer.

Buyer and Seller agree that neither party shall be charged interest on the Deposit or the
Purchase Price.

3.4 Adjustment Methodology. When available, actual figures will be used for the adjustments to the Purchase Price at the Closing. To the extent actual figures are not available, reasonable estimates in accordance with GAAP will be used subject to final adjustments in accordance with Section 3.6.

3.5 Preliminary Settlement Statement. Not less than five Business Days prior to the Closing, Seller shall prepare in accordance with GAAP and submit to Buyer for review a draft settlement statement (the “Preliminary Settlement Statement”) that shall set forth the Adjusted Purchase Price, reflecting each adjustment made in accordance with this Agreement as of the date of preparation of such Preliminary Settlement Statement and the calculation of the adjustments used to determine such amount and reasonably sufficient documentation, to the extent in Seller's possession, to support such adjustment and the related calculation. The Preliminary Settlement Statement shall also contain the designation of Seller’s account for the wire transfer of funds as set forth in Section 10.3(c). The estimated Adjusted Purchase Price delivered in accordance with this Section 3.5 less the Deposit shall constitute the dollar amount to be paid by Purchaser to Seller at the Closing.

3.6 Final Settlement Statement. On or before 120 days after the Closing, a final settlement statement (the “Final Settlement Statement”) will be prepared by Seller in accordance with GAAP, that shall set forth the Adjusted Purchase Price, reflecting each adjustment made in accordance with this Agreement as of the date of preparation of such Final Settlement Statement and the calculation of the adjustments used to determine such amount and reasonably sufficient documentation, to the extent in Seller's possession, to support such adjustment and the related calculation based on actual income and expenses and which takes into account all final adjustments made to the Purchase Price and shows the resulting final Purchase Price (“Final Price”). The Final Settlement Statement shall set forth the actual proration of the amounts required by this Agreement. Purchaser shall have the right to audit the Final Settlement Statement and as soon as practicable, and in any event within 30 days, after receipt of the Final Settlement Statement, Buyer shall either agree in writing with the Final Settlement Statement or return a written report containing any proposed changes to the Final Settlement Statement and an explanation of any such changes and the reasons therefor (the “Dispute Notice”). If the Final Price set forth in the Final Settlement Statement is mutually agreed upon by Seller and Buyer, the net unpaid amount of the Final Price shall be paid according thereto. In addition, in the event of a Dispute Notice, the applicable party will make payment in respect of all undisputed portions of the Final Settlement Statement. For the avoidance of doubt, any payment owing under this Section 3.6 shall not be subject to the Indemnification Threshold or Indemnification Cap contained in Section 13.5. Any difference in the Adjusted Purchase Price as paid at Closing pursuant to the Preliminary Settlement Statement and the Final Price shall be paid by the owing party without interest within ten days of (i) the Final Settlement Statement or (ii) if the Final Price is disputed, resolution of the Final Price, to the owed party. All amounts paid pursuant to this Section 3.6 shall be delivered in United States currency by wire transfer of immediately available funds to the account specified in writing by the relevant party within three Business Days.

3.7 Disputes. If Seller and Buyer are unable to resolve the matters addressed in the Dispute Notice, each of Buyer and Seller shall within 30 days after the delivery of a timely Dispute Notice in accordance with Section 3.6, summarize its position with regard to such dispute in a written document of twenty pages or less and submit such summaries to such person as the parties may mutually select (the “Accounting Arbitrator”), together with this Agreement, the Dispute Notice, the Preliminary Settlement Statement, the Final Settlement Statement and any other documentation such party may desire to submit. Within 30 Business Days after receiving the parties’ respective submissions, the Accounting Arbitrator shall render a decision choosing either Seller’s position or Buyer’s position with respect to each matter addressed in any Dispute Notice, based on the materials described above. Any decision rendered by the Accounting Arbitrator pursuant hereto shall include a written statement as to the basis for such decision and shall be final, conclusive and binding on Seller and Buyer and will be enforceable against any of the parties in any court of competent jurisdiction. Seller shall bear one-half and Buyer shall bear one-half of the costs of the Accounting Arbitrator, and Seller and Buyer shall bear its own legal fees and other costs in presenting its case. As to any Imbalances which exist, the parties agree that from and after the Effective Date, any and all benefits, obligations and liabilities associated with Imbalances shall accrue to, and be the responsibility of, Buyer. The Final Settlement Statement shall include an adjustment for any Imbalance differences between those estimates shown on Schedule 3.3 and the actual Imbalances as of the Effective Date. The accuracy of the volumes and prices used herein in the Purchase Price adjustments shall be subject to Purchaser’s audit rights under Section 3.6. Seller shall furnish to Buyer with the Final Settlement Statement reasonably sufficient documentation including operator’s Imbalance Statements, to the extent in Seller's possession, to determine the correct volume and value of each imbalance under the terms of the applicable contract.

3.8 Allocation of Purchase Price / Allocated Values. Buyer and Seller agree that the unadjusted Purchase Price shall be allocated among the Assets as set forth in Schedule 3.8 of this Agreement. The “Allocated Value” for any Asset equals the portion of the unadjusted Purchase Price allocated to such Asset on Schedule 3.8 and such Allocated Value shall be used in calculating adjustments to the Purchase Price as provided herein.

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer the following:

4.1 Organization, Existence. Seller is a corporation duly organized and validly existing under the laws of the State of Delaware. Seller has all requisite power and authority to own and operate its property (including, without limitation, its interests in the Assets) and to carry on its business as now conducted. Seller is duly licensed or qualified to do business as a corporation and is in good standing in all jurisdictions in which such qualification is required by Law.

4.2 Authorization. Seller has full power and authority to enter into and perform this Agreement and the Transaction Documents to which it is a party and the transactions contemplated herein and therein. The execution, delivery and performance by Seller of this Agreement have been duly and validly authorized and approved by all necessary corporate action on the part of Seller. This Agreement is, and the Transaction Documents to which Seller is a party when executed and delivered by Seller will be, the valid and binding obligation of Seller, enforceable against Seller in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and similar Laws, as well as to principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.3 No Conflicts. Subject to the giving of all notices to Third Parties and the receipt of all consents, approvals and waivers from Third Parties in connection with the transactions contemplated hereby, the execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach of any provisions of the organizational documents of Seller, (ii) result in a default or the creation of any Encumbrance or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any Lease, Applicable Contract, note, bond, mortgage, indenture, license or other material agreement to which any Seller is a party or by which any Seller or the Assets may be bound or (iii) violate any material Law applicable to Seller or any of the Assets, except that any matters described in clauses (ii) and (iii) above which considered as a whole would not have a Material Adverse Effect.

4.4    Consents. Except (a) for consents set forth in Schedule 4.4, (b) for Customary
Post-Closing Consents, (c) for consents under Contracts that are terminable upon not greater than
30 days’ notice without payment of any fee or are otherwise material, and (d) compliance with any applicable requirements of the BOEM/BSEE, there are no other consents required in connection with the transfer of the Assets or the consummation of the transactions contemplated by this Agreement.

4.5 Litigation. Except as set forth in Schedule 4.5, there is no suit, action, investigation or inquiry by any Person or by or before any Governmental Authority, and no legal, administrative or arbitration proceedings pending, or to Seller’s Knowledge, threatened (i) against any of the Assets or (ii) against Seller which would materially impair Seller’s ability to consummate the transactions contemplated by this Agreement.

4.6    Material Contracts.

(a) Schedule 4.6 sets forth all Applicable Contracts to which Seller is a party that are material to the Assets (collectively, the “Material Contracts”).

(b) Except as set forth on Schedule 4.6, (i) there exist no material defaults under the Material Contracts by Seller or, to Seller’s Knowledge, by any other Person that is a party thereto, and (ii) no event has occurred that with notice or lapse of time or both would constitute any material default under any such Material Contract by Seller or, to Seller’s Knowledge, any other Person who is a party thereto.

4.7 No Violation of Laws. Except as set forth on Schedule 4.7, to Seller’s Knowledge, Seller has not materially violated any applicable Laws with respect to the ownership or operation of the Assets. To Seller's Knowledge, except as set forth on Schedule 4.7, there are no currently outstanding and unremedied or unresolved notices by a Governmental Authority with effective jurisdiction of violation of, or non-compliance with, applicable Laws with respect to the Assets. Further, except as set forth on Schedule 4.7, to Seller's Knowledge there are no outstanding requests from Seller to the BOEM to obtain a variance of an applicable Law in connection with a planned operation by Seller with respect to any of the Assets. This Section 4.7 does not include any matters with respect to Environmental Laws, such matters being addressed exclusively in Section 4.12.

4.8 Insurance. Seller has made available to Buyer a list of, and true and complete copies of, its insurance policies and fidelity bonds relating to the Assets.

4.9 Preferential Rights. Except as set forth in Schedule 4.9, there are no preferential rights to purchase that are applicable to the Assets. The Assets are substantially all of Seller’s assets in the Gulf of Mexico.

4.10 Royalties, Etc. Seller has timely and properly paid all royalties, overriding royalties and other burdens on production due by Seller with respect the Properties, or if not paid, is contesting such royalties and other burdens in good faith.

4.11 Current Commitments. Schedule 4.11 sets forth, as of the date of this Agreement, all authorities for expenditures (“AFEs”) relating to the Properties to drill or rework Wells or for other capital expenditures pursuant to any of the Material Contracts or any applicable joint or unit operating agreement for which all of the activities anticipated in such AFEs or commitments have not been completed by the date of this Agreement.

4.12 Environmental. Except as set forth in Schedule 4.12, Seller has not received written notice from any Person of, and to Seller’s Knowledge there has not been, any release, disposal, event, condition, circumstance, activity, practice or incident concerning the Assets that (i) violates in any material respect any Environmental Law, (ii) materially interferes with or prevents compliance by Seller with any Environmental Law, or (iii) gives rise to or results in any material liability of Seller to any Person under any Environmental Law.

4.13 Production Taxes. Except as disclosed in Schedule 4.13, during the period of Seller’s ownership of the Assets, all ad valorem, property, production, severance and similar taxes and assessments (including penalties and interest) based on or measured by the ownership of the Assets, the production of Hydrocarbons or the receipt of proceeds therefrom that have become due and payable before the Effective Time are being properly paid, other than taxes which are being contested in good faith.

4.14 Brokers’ Fees. Seller has incurred no liability, contingent or otherwise, for brokers’ or finders’ fees relating to the transactions contemplated by this Agreement for which Buyer or any Affiliate of Buyer shall have any responsibility.

4.15    Sales Contracts. With respect to any agreement or contract for the sale of
Hydrocarbons affecting or relating to the Assets (the “Sales Contracts”):

(a)    Advance Payments. Except for imbalances or as set forth on Schedule
4.15, Seller is not obligated by virtue of (i) any prepayment arrangement, (ii) a “take-or- pay” or similar provision, (iii) a production payment, or (iv) any other arrangement to deliver Hydrocarbons produced from the Assets at some future time without then or thereafter receiving full payment therefor.

(b) Carried Payments. Payments for Hydrocarbons sold pursuant to each of the Sales Contracts are current (subject to adjustment in accordance with the Sales Contracts) and to Seller’s Knowledge in accordance with the prices set forth in the Sales Contracts.

(c) Cancellation. Except as set forth on Schedule 4.15, all Sales Contracts are terminable upon not greater than 30 days’ notice without payment of any fee or are otherwise material.

4.16    Imbalances. To the Knowledge of Seller, Schedule 3.3 contains the oil and gas
Imbalances of Seller as of the Effective Time.

4.17 Facilities and Equipment. All facilities, equipment and personal property currently used on the Assets or the spar (and all facilities, equipment and personal property currently used on the spar) owned by Medusa Spar (i) are in compliance in all material respects with all applicable Laws and (ii) have been maintained and are, in all material respects, in an operable state of repair consistent with customary standards in the industry.

4.18 Limitations. Seller’s representations and warranties are given subject to and are qualified by any matters disclosed by or under this Agreement, including any Schedule attached hereto.

ARTICLE V
REPRESENTATIONS AND WARRANTIES REGARDING MEDUSA SPAR

Seller represents and warrants to Buyer the following:

5.1    Capitalization. As of the Closing Date, the Membership Interests represent
10% of the issued and outstanding limited liability company membership interests in Medusa
Spar. The Membership Interests are validly issued, fully paid and nonassessable.

5.2 Equity Interests. Seller has good and valid title to the Membership Interests, free and clear of all Encumbrances, except for those created by applicable Laws or those contained in the LLC Agreement, and except as set forth in Schedule 5.2 which Encumbrances will be released at or prior to Closing.

ARTICLE VI
BUYER’S REPRESENTATIONS AND WARRANTIES

Buyer hereby represents and warrants to Seller the following:

6.1 Organization; Existence. Buyer is duly organized and validly existing under the laws of the State of Texas and has all requisite power and authority to own and operate its property and to carry on its business as now conducted. Buyer is duly licensed or qualified to do business as a corporation in all jurisdictions in which such qualification is required by Law.

6.2 Authorization. Buyer has full power and authority to enter into and perform this Agreement and the Transaction Documents to which it is a party and the transactions contemplated herein and therein. The execution, delivery and performance by Buyer of this Agreement have been duly and validly authorized and approved by all necessary limited liability company, corporate or partnership action on the part of Buyer. This Agreement is, and the Transaction Documents to which Buyer is a party when executed and delivered by Buyer will be, the valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and similar laws, as well as to principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

6.3 No Conflicts. The execution, delivery and performance by Buyer of this Agreement and the Transaction Documents and the consummation of the transactions contemplated herein and therein will not conflict with or result in a breach of any provisions of the governing documents of Buyer nor will it violate any Law applicable to Buyer or any of its property.

6.4 Consents. Except for Customary Post-Closing Consents, there are no consents or other restrictions on assignment that Buyer is obligated to obtain or furnish, including, but not limited to, requirements for consents from Third Parties to any assignment (in each case) that would be applicable in connection with the consummation of the transactions contemplated by this Agreement by Buyer.

6.5 Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by or, to Buyer’s knowledge, threatened against Buyer.

6.6 Litigation. There is no suit, action, investigation or inquiry by any Person or by or before any Governmental Authority, and no legal, administrative or arbitration proceedings pending, or to Buyer’s knowledge, threatened against Buyer, or to which Buyer is a party, which individually or in the aggregate would adversely affect the ability of Buyer to consummate the transactions contemplated in this Agreement.

6.7 Financing. Buyer has and shall have as of the Closing Date, sufficient funds on hand with which to pay the Purchase Price and consummate the transactions contemplated by this Agreement.

6.8 Regulatory. Buyer is, and after Closing shall continue to be, qualified to bid on, acquire, hold and own federal oil, gas and mineral leases in the BOEM/BSEE Gulf of Mexico Outer Continental Shelf Region, including meeting Buyer’s existing or increased bonding or any other bonding and financial requirements of the BOEM/BSEE or other governmental agencies. The consummation of the transactions contemplated in this Agreement will not cause Buyer to be disqualified as such an owner or to exceed any acreage limitation imposed by any law, statute, rule or regulation. Buyer is exercising and meeting due diligence requirements in accordance with Section 8 of the Outer Continental Shelf Lands Act, as amended (43 U.S.C. 1337(d)), is not disqualified by BOEM/BSEE from acquiring any new Outer Continental Shelf lease or assigned interest(s) in existing leases because of unacceptable operating performance on any other Outer Continental Shelf lease, and is not restricted from bidding on or acquiring interests in leases or group with any other entities on the restricted joint bidders list. To the extent required by any applicable Laws and except to the extent, if any, that Buyer will, as of Closing, be covered by the bonds of Third Party operators of the applicable Assets, Buyer will have as of Closing, and will thereafter continue to maintain, lease bonds, area- wide bonds or any other surety bonds as may be required by, and in accordance with, all applicable Laws governing the ownership of such leases, and has filed any and all required reports necessary for such ownership with all Governmental Authorities having jurisdiction over such ownership, including but not limited to adequate financial assurance in accordance with OPA.

6.9 Independent Evaluation. Buyer is sophisticated in the evaluation, purchase, ownership and operation of oil and gas properties and related facilities. In making its decision to enter into this Agreement and to consummate the transactions contemplated herein, Buyer (a) has relied or shall rely solely on its own independent investigation and evaluation of the Assets and the advice of its own legal, tax, economic, insurance, environmental, engineering, geological and geophysical advisors and the express provisions of this Agreement and not on any comments, statements, projections or other materials made or given by any representatives or consultants or advisors engaged by Seller, and (b) has satisfied or shall satisfy itself through its own due diligence as to the environmental and physical condition and state of repair of and contractual arrangements and other matters affecting the Assets. Buyer has no knowledge of any fact that results in the breach of any representation, warranty or covenant of Seller given hereunder or of any “scrivener’s error”.

6.10 Brokers’ Fees. Neither Buyer nor any of its Affiliates has incurred any liability, contingent or otherwise, for brokers’ or finders’ fees relating to the transactions contemplated by this Agreement for which Seller or Seller’s Affiliates shall have any responsibility.

6.11 NORM, Wastes and Other Substances. Buyer acknowledges that the Assets have been used for exploration, development and production of oil and gas and that there may be petroleum, produced water, wastes or other substances or materials located in, on or under the Assets or associated with the Assets. Equipment and sites included in the Assets may contain asbestos, NORM or other Hazardous Substances. NORM may affix or attach itself to the inside of wells, materials and equipment as scale or in other forms. The wells, materials and equipment located on the Assets or included in the Assets may contain NORM, asbestos and other wastes or Hazardous Substances. NORM containing material and/or other wastes or Hazardous
Substances may have come in contact with various environmental media, including without limitation, water, soils or sediment. Special procedures may be required for the assessment, remediation, removal, transportation or disposal of environmental media, wastes, asbestos, NORM and Hazardous Substances from the Assets.

6.12 SEC Compliance. Buyer is acquiring the Assets for its own account for use in its trade or business and not with the present intention of making a distribution of the Assets within the meaning of the Securities Act of 1933, as amended, and applicable state securities Laws. Buyer understands and acknowledges that if any of the Assets were held to be securities, they would be restricted securities and could not be transferred without registration under applicable state and federal securities laws or the availability of an exemption from such registration.

ARTICLE VII COVENANTS

7.1 Conduct of Business. Except as set forth in Schedule 7.1, Seller agrees that from and after the date hereof until Closing, except as expressly contemplated by this Agreement or as expressly consented to in writing by Buyer (which consent will not be unreasonably withheld or delayed), it will:

(a) use customary commercially reasonable efforts to operate, where Seller is the operator, or to cause the operators thereof to operate, where Seller is not the operator, the Assets in the usual, regular and ordinary manner consistent with past practice;

(b) maintain the books of account and Records relating to the Assets in the usual, regular and ordinary manner, in accordance with its usual accounting practices;

(c) maintain insurance relating to the Assets of the types and amounts consistent with Seller’s past practices;

(d) not approve any authorization for expenditure in excess of $250,000 (on a net to Seller basis) relating to the Assets;

(e) not transfer, sell, farm-out, mortgage, pledge or dispose of any material portion of the Assets other than the sale and/or disposal of Hydrocarbons in the ordinary course of business and sales of equipment that is no longer necessary in the operation of the Assets or for which replacement equipment has been obtained;

(f) not elect to non-consent, or not fail to timely elect to participate in and thus be deemed to have elected to non-consent, to any proposed well or other operation on or relating to the Assets without first obtaining the approval of Buyer (a “Non- Consent Approval”), which Non-Consent Approval shall not be unreasonably withheld; provided; however, if Buyer does not respond to Seller’s request for a Non-Consent Approval prior to the deadline for Seller’s election, then Buyer shall be deemed to have provided a Non-Consent Approval.
(g) within two (2) Business Days following the execution by Buyer and Seller of this Agreement, Seller will notify the holders of certain overriding royalty interests of Seller’s intent to exercise the ORI Repurchase Option pursuant to Section 1.2(a) of that certain Conveyance of Overriding Royalty Interest dated effective June 29, 2001. In the event that Seller is not successful in repurchasing such overriding royalty interests by the Closing Date, (i) the Purchase Price will be reduced in accordance with Exhibit F at Closing, and Seller and Buyer agree to amend Exhibit B to this Agreement to exclude such overriding royalty interests as an Asset and

(ii) Seller will use commercially reasonable efforts to repurchase such overriding royalty interests within one hundred twenty (120) days after Closing. In the event within one hundred twenty (120) days after Closing Seller is successful in such efforts and upon receipt by Buyer of an executed and acknowledged recordable assignment covering such repurchased overriding royalty interests, Buyer shall pay to Seller consideration in accordance with Exhibit F.

Buyer acknowledges that Seller owns undivided interests in certain of the properties comprising the Assets that it is not the operator thereof, and Buyer agrees that the acts or omissions of the other Working Interests owners (including the operators) who are not Seller or any Affiliates of Seller shall not constitute a breach of the provisions of this Section 7.1, nor shall any action required by a vote of Working Interest owners constitute such a breach so long as Seller has voted its interest in a manner that complies with the provisions of this Section 7.1.

7.2 Bonds, Letters of Credit and Guarantees. Buyer acknowledges that none of the bonds, letters of credit and guarantees, if any, posted by Seller or its Affiliates with Governmental Authorities or Third Parties and relating to the Assets are transferable to Buyer. Except to the extent that Buyer will, as of Closing, be covered by the bonds of the operators of the applicable Assets, then Buyer shall obtain, or cause to be obtained in the name of Buyer, any bonds, supplemental bonds or other securities which may be required of it to own and operate the Assets pursuant to all applicable federal laws, rules and regulations. No other collateral or security will be required or provided.

7.3 Cooperation. If Closing occurs, Buyer and Seller agree to cooperate with each other in connection with the defense and other actions relating to or arising out of the litigation and claims (including insurance claims) relating to the ownership and operation of the Assets and with respect to future audits. Buyer and Seller agrees to make available each other its employees engaged in, or having information about, the ownership and operation of the Assets, for the purposes of providing testimony, depositions, information and other related activities relating to such litigation, claims and audits.

7.4 Plugging, Abandonment, Decommissioning and Other Costs. In addition to its other obligations under this Agreement, if Closing occurs, Buyer shall comply with all Laws, Leases, Applicable Contracts (including all joint and unit operating agreements) and prevailing industry standards relating to (i) the plugging, abandonment and/or replugging of all Wells, including inactive Wells or temporarily abandoned Wells, included in the Assets, (ii) the dismantling or decommissioning and removal of any Personal Property and other property of whatever kind related to or associated with operations and activities conducted by whomever on the Properties or otherwise, pursuant to the Leases or Applicable Contracts and (iii) the clean-up, restoration and/or remediation of the property covered by the Leases or related to the Assets
(collectively, the “P&A Obligations”).

7.5 Record Retention. Buyer, for a period of seven years following Closing, will (i) retain the Records, (ii) provide Seller, its Affiliates and its and their officers, employees and representatives with access to the Records (to the extent that Seller has not retained the original or a copy) during normal business hours for review and copying at Seller’s expense and upon reasonable notice, and (iii) provide Seller, its Affiliates and its and their officers, employees and representatives with access, during normal business hours, to materials received or produced after Closing relating to any indemnity claim made under Section 13.2 of this Agreement for review and copying at Seller’s expense. If Buyer shall desire to dispose of or transfer any such Records or other materials upon or after the expiration of such seven-year period, Buyer shall, prior to any disposition, give Seller notice and a reasonable opportunity at Seller’s expense to segregate and remove or copy such Records or other materials as Seller may select.

7.6 Governmental Approvals. Notwithstanding anything to the contrary in Section 15.9, Buyer shall promptly seek, and use its best efforts after Closing to obtain, the unconditional approval by the BOEM/BSEE of (i) the Assignments of Record Title in Oil and Gas Lease(s) in the form attached hereto as Exhibit D and (ii) the Assignments of Operating Rights in Oil and Gas Lease(s) in the form attached hereto as Exhibit E. In the event Buyer or its nominated operator is elected successor operator under the operating agreements applicable to any of the Leases, Buyer also obligates itself to ensure that it or the successor operator (1) files all appropriate forms, declarations or bonds with Governmental Authorities as may be required to change the record operator of any Assets where Seller is the designated record operator, (2) makes application to the BOEM/BSEE to qualify as operator with respect to that portion of the Assets it will operate and (3) takes all actions necessary to qualify as an operator under any applicable joint operating agreement (subject to the terms of that operating agreement) and to provide appropriate evidence of financial responsibility as required by the OPA. Buyer shall take any actions reasonably required of it by the BOEM/BSEE or any other regulatory agencies to obtain all requisite regulatory approvals, including but not limited to, the purchase and posting of any and all bonds, supplemental bonds or other securities which may be required of it pursuant to OPA and 30
C.F.R §§ 250.7, 256.58, 256.59, and 256.61 in excess of any existing lease, pipeline or area-wide bond(s). Until the governmental approval with respect to an assignment described in this Section
7.6 is obtained, however, the following shall occur:

(a) Seller shall continue to hold the operating rights and record title to the applicable Assets as nominee for Buyer;

(b) Buyer’s indemnity under Section 13.3 shall include any and all claims, expenses of any kind or character relating to the Assets accruing after the Effective Time including but not limited to any bonding or regulatory costs incurred by Seller;

(c) Seller shall act as Buyer’s nominee with respect to the Assets but shall be authorized to act only upon and in accordance with Buyer’s specific written instructions, and Seller shall have no authority, responsibility or discretion to perform any tasks or functions with respect to the Assets other than those which are purely administrative or ministerial in nature, unless otherwise specifically requested and authorized by Buyer in writing; and
(d)    Buyer shall continue to maintain and provide at its cost the insurance coverages as reviewed by Seller under Section 9.5 of this Agreement.

If the BOEM/BSEE does not, within twelve months from the Closing Date, approve all (i) the Assignments of Record Title of the Leases into Buyer and (ii) the Assignments of Oil and Gas Lease Operating Rights, then:

(w) As to those assignments that the BOEM/BSEE has approved, the transaction contemplated by this Agreement will proceed as to those Assets in accordance with the terms and conditions of this Agreement, mutatis mutandis; and

(x) As to those assignments that the BOEM/BSEE has not approved due to a reason other than the BOEM/BSEE’s delay in addressing otherwise valid filings by Buyer, Seller, at its option, may either:

(i) continue to hold the operating rights, title to the Leases and the rights of way as Buyer’s nominee, or,

(ii) upon 30 days’ notice to Buyer, rescind the purchase and sale of the Assets that are the subject of such non-approvals and terminate this Agreement as to those Assets, but only as to those Assets.

(y) The exercise by Seller of the option to rescind as specified in the preceding clause (x)(ii), however, shall be predicated upon Seller’s reasonable determination either that (i) Buyer has failed to comply with the requirements of 30
C.F.R. § 256.64 and not taken any and all actions required by BOEM/BSEE to obtain such approval, or (ii) there had been a material adverse effect on the financial condition of Buyer after Closing.

(z) Upon such termination and rescission, this Agreement shall be null and void as between Buyer and Seller with respect to the non-approved Assets, and (i) Buyer shall return to Seller the assignments and any and all other documents, materials and data previously delivered to Buyer with respect to such Assets; and (ii) Seller shall return to Buyer the Purchase Price allocated to such Assets in Schedule 3.8, without interest, less the proceeds of production net of all expenses, capital expenditures, royalties, and costs of operations (including plugging and abandonment expenses but excluding mortgage interest and any burdens or encumbrances created by Buyer which shall be released prior to this payment) attributable to the Leases and other rights from and after the Effective Time. Seller shall not be liable to Buyer if BOEM/BSEE approvals are not obtained, except as expressly provided in this Section 7.6.

7.7 Special Warranty of Title. If the Closing occurs, then effective as of the Closing Date, Seller warrants Defensible Title to the Assets from and against the lawful claims of third parties arising by, through or under Seller, but not otherwise (such warranty, the “Special Warranty”). This Special Warranty shall, to the fullest extent permitted by applicable Law, be the exclusive right and remedy of Buyer with respect to title to the Assets. Except for the Special Warranty, Buyer, on behalf of itself and its successors, assigns and insurers, releases, remises and forever discharges Seller from any and all claims, demands, damages, losses, costs, liabilities, interest or causes of action whatsoever, in Law or in equity, known or unknown, which Buyer might now or subsequently may have, based on, relating to or arising out of, any failure to have Defensible Title or other deficiency in or encumbrance on title to any Asset.

7.8    SEC Sec. 210.3-05.

(a) Seller shall, and shall cause their officers and employees, and shall use reasonable efforts to cause their independent auditor and accountants (collectively, “Seller’s Representatives”) to, reasonably cooperate with Buyer in connection with the preparation and audit of any financial statements relating to the Assets including Suppemental Oil and Natural Gas information acquired pursuant to this Agreement to the extent required to be filed by Buyer or its Affiliates with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, or to be filed with, or provided to, any other regulatory authority or pursuant to any other Applicable Law.

(b) In connection with the preparation and audit of any financial statements as contemplated in Section 7.8(a), Seller agrees to provide Buyer access to (i) any and all books, Records, information and documents that are in Seller’s possession as may be reasonably required in order for Buyer and its Affiliates to prepare such financial statements in accordance with the requirements of Regulation S-X under the Securities Act, and (ii) any documentation attributable to the Assets required to complete any audit associated with such financial statements

(c) Without limiting the generality of the foregoing, Seller shall, and shall use reasonable efforts to cause Seller’s Representatives to, cooperate with the independent auditor of Buyer and its Affiliates in connection with any audit of any financial statements relating to the Assets that Buyer or any of its Affiliates reasonably requires in connection with such audit, including without limitation, to execute reasonable and customary representation letters that may be required to be delivered in connection with such audit.

(d) Requests by Buyer for cooperation, access and documentation pursuant to clauses (a) through (c) of this Section 7.8 shall be given with reasonable specificity and with reasonable advance notice to Seller and Seller’s Representatives so as not to unreasonably interfere with Seller’s or any of Seller’s Representative’s conduct of business.

(e) For a period of three (3) years following the Closing Date, Seller shall retain, or caused to be retained, all books, Records, information and documents in its possession that may be necessary in connection with the preparation and audit of financial statements with respect to the Assets.

(f) Buyer shall reimburse Seller and Seller’s Representatives for their reasonable out-of-pocket costs, including fees of any independent auditor, including general and administrative expenses, incurred by Seller and Seller’s Representatives in complying with the provisions of this Section 7.8. Seller will seek to have the independent auditor for any audit required relating to the Assets utilize the same hourly rate that Seller would expect for comparable work.

7.9 Marketing Transition. Seller shall perform the following marketing functions with respect to the Assets from and after the Closing Date until the earlier of (i) the last day of the calendar month in which falls the date that is ninety (90) days after the Closing Date and (ii) the last day of the calendar month in which falls the date that is five (5) days after the delivery of a notice from Buyer to Seller requesting early termination of such services by Seller: (i) pipeline nominations, (ii) marketing, and (iii) transportation of production. Seller and its shareholders, directors, officers, affiliates, employees, attorneys, contractors and agents shall have no liability for or in connection with any and all claims, demands, suits, causes of action, losses, damages, liabilities, fines, penalties and costs (including attorneys’ fees and costs of litigation) whether known or unknown, asserted or unasserted (including, without limitation, claims under applicable environmental laws) that are brought by or owed to Buyer or any third party arising out of or resulting from the services performed by Seller at the instruction of Buyer pursuant to this Section 7.9. During the marketing transition, Seller shall promptly provide Buyer true and correct records of all receipts, reports and such other documents as are customarily maintained by it in connection with Seller’s performance of the marketing services.

ARTICLE VIII
BUYER’S CONDITIONS TO CLOSING

The obligations of Buyer to consummate the transactions provided for herein are subject, at the option of Buyer, to the fulfillment on or prior to the Closing Date of each of the following conditions:

8.1 Representations. The representations and warranties of Seller set forth in this Agreement shall be true and correct in all material respects on and as of the Closing Date (provided that any such representation and warranty already qualified by materiality shall be true and correct), with the same force and effect as though such representations and warranties had been made or given on and as of the Closing Date.

8.2 Performance. Seller shall have performed or complied in all material respects with all obligations, agreements and covenants contained in this Agreement as to which performance or compliance by Seller is required prior to or at the Closing Date.

8.3 No Legal Proceedings. No material suit, action or other proceeding shall be pending before any Governmental Authority seeking to restrain, prohibit, enjoin or declare illegal, or seeking substantial damages in connection with the transactions contemplated by this Agreement.

8.4 Title Defects, Environmental Defects and Casualty Losses. The aggregate amount to be deducted from the Purchase Price at Closing as determined by the Parties for Title Defects, Environmental Defects and destruction of the Assets by fire or other casualty or taking of the Assets in condemnation or under right of eminent domain, shall not have exceeded twenty percent (20%) percent of the Purchase Price.

8.5 Assets and Medusa Spar assets. Seller shall have provided Buyer access to the Assets and the assets of Medusa Spar for the purposes of investigations and due diligence in accordance with Section 11.1 and in order for Buyer to confirm the accuracy of the representation of Seller contained in Section 4.17.

ARTICLE IX
SELLER’S CONDITIONS TO CLOSING

The obligations of Seller to consummate the transactions provided for herein are subject, at the option of Seller, to the fulfillment on or prior to the Closing Date of each of the following conditions precedent:

9.1 Representations. The representations and warranties of Buyer set forth in this Agreement shall be true and correct in all material respects on and as of the Closing Date (provided that any such representation and warranty already qualified by materiality shall be true and correct), with the same force and effect as though such representations and warranties had been made or given on and as of the Closing Date.

9.2 Performance. Buyer shall have performed or complied in all material respects with all obligations, agreements and covenants contained in this Agreement as to which performance or compliance by Buyer is required prior to or at the Closing Date.

9.3 No Legal Proceedings. No material suit, action or other proceeding shall be pending before any Governmental Authority seeking to restrain, prohibit or declare illegal or seeking substantial damages in connection with the transactions contemplated by this Agreement.

9.4 Insurance. Buyer shall have furnished Seller with certificates of insurance on forms reasonably acceptable to Seller which list Buyer’s insurance policies relating to the Assets, including (i) insurance which complies with all applicable workers’ compensation and occupational disease laws covering all of Buyer’s employees performing any work or activities as to oil and gas leasehold interests subject to this Agreement, (ii) insurance for all work performed offshore, including insurance to cover claims under the United States Longshoremen’s and Harbor Workers’ Act extended to include the Outer Continental Shelf, (iii) commercial general liability insurance (including contractual liability coverage) and pollution liability insurance, (iv) excess liability insurance (including contractual liability coverage), (v) well control insurance and (vi) such other insurance and proof of financial responsibility as is required under the applicable provisions of OPA or BOEM/BSEE requirements.

9.5 Title Defects, Environmental Defects and Casualty Losses. The aggregate amount to be deducted from the Purchase Price at Closing as determined by the Parties for Title Defects, Environmental Defects and destruction of the Assets by fire or other casualty or taking of the Assets in condemnation or under right of eminent domain, shall not have exceeded twenty percent (20%) percent of the Purchase Price.

ARTICLE X CLOSING

10.1 Date of Closing. Subject to the conditions stated in this Agreement, the sale by Seller and the purchase by Buyer of the Assets pursuant to this Agreement (the “Closing”) shall occur at 10:00 a.m., Central Time, on or before November 30, 2013 (the “Scheduled Closing Date”), or such other date occurring on or before the Outside Date as Buyer and Seller may agree upon in writing. The date of the Closing shall be the “Closing Date.”

10.2 Place of Closing. The Closing shall be held at the offices of Haynes and Boone, LLP, 1221 McKinney Street, Suite 2100, Houston, Texas 77010, or at such other place as Seller and Buyer may agree to in writing.

10.3 Closing Obligations. At the Closing, the following documents shall be delivered and the following events shall occur, the execution of each document and the occurrence of each event being a condition precedent to the others and each being deemed to have occurred simultaneously with the others:

(a) Seller and Buyer shall execute and deliver the Assignments, in sufficient counterparts to facilitate recording in the applicable counties and parishes adjacent to the Assets.

(b) Buyer and Seller shall execute and file all forms (and Buyer shall perform all acts) required by the BOEM/BSEE (and other appropriate governmental agencies) to be filed prior to the Closing Date, if any, to transfer ownership and operatorship of the Assets, where applicable, from Seller to Buyer effective as of the Effective Time.

(c) Buyer shall deliver to Seller, to the account designated in the Preliminary Settlement Statement, by direct bank or wire transfer in same day funds, the Adjusted Purchase Price, less the amount of the Deposit.

(d) Buyer shall deliver to Seller evidence acceptable to Seller that Buyer is qualified to hold title to the Leases with the BOEM/BSEE and to operate (should Buyer’s Affiliate become the operator of the Assets or a portion thereof) the platforms, wells, pipelines and facilities associated therewith, including copies of Buyer’s BOEM/BSEE qualification card and any powers of attorney of those Persons executing documents at Closing on behalf of Buyer.

(e) Buyer shall deliver to Seller evidence satisfactory to Seller that Buyer (or its nominated Affiliated operator, if one is designated by Buyer upon Closing) will obtain all lease, pipeline and operating bonds necessary for it to become operator of record by BOEM/BSEE with respect to the Leases and oil and gas properties subject hereto.

(f) Buyer shall execute and deliver all documents required pursuant to Article XIV of the LLC Agreement necessary to transfer the Membership Interests to Buyer, including an Assignment of Membership Interests in the form of Exhibit G.
(g) Buyer shall deliver to Seller a certificate executed by the secretary or any assistant secretary of Buyer, dated as of the Closing Date, (i) attaching, and certifying on behalf of Buyer as correct and complete, copies of (A) the resolutions of the board of directors (or body of similar power and authority) of Buyer or its general partner authorizing the execution, delivery, and performance by Buyer of this Agreement and the transactions contemplated hereby and (B) any required approval by the shareholders, unit holders or partners of Buyer of this Agreement and the transactions contemplated hereby and (ii) certifying the incumbency and true signatures of the officers signing this Agreement and any of the Closing documents on behalf of the Buyer.

(h) Seller shall deliver to Buyer a certificate executed by the secretary or any assistant secretary of Seller, dated as of the Closing Date, (i) attaching, and certifying on behalf of Seller, complete and correct copies of (A) the resolutions of the board of directors of Seller authorizing the execution, delivery, and performance by Seller of this Agreement and the transactions contemplated hereby and (B) any required approval by Seller’s shareholders of this Agreement and the transactions contemplated hereby and (ii) certifying the incumbency and true signatures of the officers signing this Agreement and any of the Closing documents on behalf of the Seller.

(i) Seller shall deliver to Buyer on forms reasonably acceptable to Buyer transfer orders or letters in lieu thereof directing all purchasers of production to make payment to Buyer of proceeds attributable to production from the Assets from and after the Effective Time, for delivery by Buyer to the purchasers of production.

(j) Seller shall deliver an executed statement described in Treasury Regulation §1.1445-2(b)(2) certifying that Seller is not a foreign person within the meaning of the Code.

(k) Seller shall deliver to Buyer releases, in recordable form, of all Encumbrances (other than Permitted Encumbrances) created by, through or under Seller and affecting the Assets.

(l) Seller and Buyer shall execute and deliver any other agreements, instruments and documents which are required by other terms of this Agreement to be executed and/or delivered at the Closing.

10.4 Records. In addition to the obligations set forth under Section 10.3, within 30 days following the Closing, Seller, at Buyer’s cost and expense, shall deliver to Buyer possession of the Records.

ARTICLE XI ACCESS/DISCLAIMERS

11.1 Access. From and after the date hereof until the date that is five (5) Business Days prior to the Scheduled Closing Date (or earlier termination of this Agreement) (the “Examination Period”) but subject to applicable Laws and obtaining any required consents of Third Parties, Seller shall (a) afford to Buyer and its officers, employees, agents, accountants, attorneys, investment bankers and other authorized representatives (“Buyer’s Representatives”)
full access, during normal business hours and upon reasonable notice, to all Records and other documents in Seller’s or any their respective Affiliates’ possession relating primarily to the Assets and (b) cooperate with Buyer to provide Buyer and Buyer Representatives reasonable access to the Assets and the assets of Medusa Spar. All investigations and due diligence conducted by Buyer or any Buyer’s

Representative shall be conducted at Buyer’s sole cost, risk and expense and any conclusions made from any examination done by Buyer or any Buyer’s Representative shall result from Buyer’s own independent review and judgment.

11.2 Confidentiality. Buyer acknowledges that, pursuant to its right of access to the Records or the Assets, Buyer will become privy to confidential and other information of Seller and that such confidential information shall be held confidential by Buyer and Buyer’s Representatives in accordance with the terms of the Confidentiality Agreement. If the Closing should occur, the foregoing confidentiality restriction on Buyer, including the Confidentiality Agreement, shall terminate (except as to (i) such portion of the Assets that are not conveyed to Buyer pursuant to the provisions of this Agreement; (ii) any assets covered by the Confidentiality Agreement that are not conveyed to the Buyer pursuant to this Agreement; (iii) the Excluded Assets; and (iv) confidential information regarding the Business and other affairs of each of Seller and its Affiliates).

11.3    Disclaimers.

(a) Except as and to the extent expressly set forth in Articles IV, V and XIII in this Agreement and the special warranty in the assignments to be executed pursuant hereto, (i) Seller makes no representations or warranties, express, statutory or implied and (ii) Seller expressly disclaims all liability and responsibility for any representation, warranty, statement or information made or communicated (orally or in writing) to Buyer or any of its Affiliates or Representatives (including, without limitation, any opinion, information, projection or advice that may have been provided to Buyer by any officer, director, employee, agent, consultant, representative or advisor of Seller or any of its Affiliates). In particular, except as expressly set forth in Articles IV, V and XIII the special warranty in the assignments to be executed pursuant hereto, and without limiting the generality of the foregoing, Seller expressly disclaims any representation or warranty, express, statutory or implied, as to (i) title to any of the Assets, (ii) the contents, character or nature of any descriptive memorandum or report of any petroleum engineering consultant or any engineering, geological or seismic data or interpretation, relating to the Assets, (iii) the quantity, quality or recoverability of Hydrocarbons in or from the Assets, (iv) any estimates of the value of the Assets or future revenues generated by the Assets, (v) the production of Hydrocarbons from the Assets or whether production has been continuous or in paying quantities, (vi) the maintenance, repair, condition, quality, suitability, design or marketability of the Assets, (vii) the content of any information memorandum, reports, brochures, charts or statements prepared by Seller or Third Parties with respect to the Assets and (viii) any other materials or information that may have been made available to Buyer or its Affiliates, or its or their Representatives in connection with the transactions contemplated by this Agreement or any discussion or presentation relating thereto. Except as expressly set forth in Articles IV, V and XIII, Seller further disclaims any representation or warranty, express, statutory or implied, of merchantability, freedom from latent vices or defects, fitness for a particular purpose or conformity to models or samples of materials of any assets, rights of a purchaser under appropriate statutes to claim diminution of consideration or return of the Purchase Price, it being expressly understood and agreed by the parties hereto that Buyer shall be deemed to be obtaining the Assets in their present status, condition and state of repair, “as is” and “where is” with all faults or defects (known or unknown, latent, discoverable or undiscoverable), and that Buyer has made or caused to be made such inspections as Buyer deems appropriate. Buyer acknowledges that this waiver has been expressly called to its attention and includes, without limitation, a waiver of warranty against rehibitory vices arising under Louisiana Civil Code Articles 2520 through 2548, inclusive.

(b) Seller and Buyer agree that, to the extent required by applicable Law to be effective, the disclaimers of certain representations and warranties contained in this Section 11.3 are “conspicuous” disclaimers for the purpose of any applicable Law.

ARTICLE XII
TITLE MATTERS; ENVIONMENTAL MATTERS; CASUALTIES; TRANSFER RESTRICTIONS

12.1    Title Matters.

(a) General Disclaimer of Title Warranties and Representations. Other than the special warranty in the Assignments to be executed pursuant hereto, Seller makes no warranty or representation, express, implied, statutory or otherwise, not even as to a return of the Purchase Price, with respect to Seller’s title to any of the Assets and Buyer hereby acknowledges and agrees that, Buyer’s sole remedy after Closing for any defect of title shall be the special warranty in the Assignments to be executed pursuant hereto.

(b) Title Defects. Following the execution date of this Agreement until 5:00 p.m. Central Time on the expiration date of the Examination Period:

(i) If Buyer discovers any Title Defect affecting any Asset, Buyer shall notify Seller as promptly as possible, but no later than the expiration of the Examination Period of such alleged Title Defect, except as otherwise expressly set forth herein. To be effective, such notice must (A) be in writing, (B) be received by Seller by 5:00 p.m. Central Time on the expiration date of the Examination Period, (C) describe the Title Defect in sufficient, specific detail (including any alleged variance in the Net Revenue Interest), (D) identify the specific Asset or Assets affected by such Title Defect, and (E) include the value of such Title Defect as determined by Buyer. Any matters that may otherwise constitute Title Defects, but of which Seller has not been specifically notified by Buyer in accordance with the foregoing, shall be deemed to have been waived by Buyer for all purposes of this Article XII but not for purposes of the special warranty of title provided for in the Assignments.
(ii) Upon the receipt of such effective notice from Buyer, Seller may (A) attempt to cure such Title Defect at any time prior to the Closing or (B) exclude the affected Asset from the sale and reduce the Purchase Price by the Allocated Value of such affected Asset.

(iii) The value attributable to each Title Defect (the “Title Defect Value”) that is asserted by Buyer in the Title Defect notices shall be determined based upon the criteria set forth below:

(A) If the Title Defect is a lien or encumbrance upon any Asset, the Title Defect Value is the amount necessary to be paid to remove the lien or encumbrance from the affected Asset.

(B) If the Title Defect asserted is that the Net Revenue Interest attributable to any Asset is less than that stated in Exhibit B or the Working Interest attributable to any Asset is greater than that stated in Exhibit B, then the Title Defect Value shall take into account the relative change in the interest from Exhibit B and the appropriate Allocated Value attributed to such Asset.

(C) If the Title Defect represents an obligation, encumbrance, burden or charge upon the affected Asset (including any increase in Working Interest for which there is not a proportionate increase in Net Revenue Interest) for which the economic detriment to Buyer is unliquidated, the amount of the Title Defect Value shall be determined by taking into account the Allocated Value of the affected Asset, the portion of the Asset affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the affected Asset, and the Title Defect Values placed upon the Title Defect by Buyer and Seller.

(D) If a Title Defect is not in effect or does not adversely affect an Asset throughout the entire productive life of such Asset, such fact shall be taken into account in determining the Title Defect Value.

(E) The Title Defect Value of a Title Defect shall be determined without duplication of any costs or losses included in another Title Defect Value hereunder.

(F) Such other factors as are reasonably necessary to make a proper evaluation.

(G) Notwithstanding anything herein to the contrary, in no event shall a Title Defect Value exceed the Allocated Value of the Asset affected thereby.

(c)    Remedies for Title Defects.
(i) With respect to each Title Defect that (A) Seller does not cure on or before the Closing and (B) affects an Asset which Seller has elected to include in the sale pursuant to Section 12.2(b)(ii), except as otherwise provided in this Section 12.2(c), the Purchase Price shall be reduced by an amount equal to the Title Defect Value agreed upon in writing by Buyer and Seller.

(ii) If any Title Defect is in the nature of an unobtained consent to assignment or other restriction on assignability, the provisions of Section 12.5 shall apply.

(iii) If on or before Closing the Parties have not agreed upon the validity of any asserted Title Defect or have not agreed on the Title Defect Value attributable thereto, any Party shall have the right to elect to have the validity of such Title Defect and/or such Title Defect Value determined by an Independent Expert pursuant to Section 12.3. If the validity of any asserted Title Defect, or the Title Defect Value attributable thereto, is not determined before Closing, then the affected Asset shall be excluded from the sale and the Purchase Price shall be reduced by the Allocated Value of such affected Asset

(iv) Notwithstanding anything to the contrary in this Agreement, (A) if the aggregate adjustment to the Purchase Price determined in accordance with this Agreement for Title Defect Values does not exceed one percent (1%) of the Purchase Price prior to any adjustments thereto, then no adjustment of the Purchase Price shall be made therefor, and (B) if the aggregate adjustment to the Purchase Price determined in accordance with this Agreement for Title Defects does exceed one percent (1%) of the Purchase Price prior to any adjustments thereto, then the Purchase Price shall only be adjusted by the amount of such excess.

(v) If the total amount of the Title Defects, Environmental Defects and destruction of the Assets by fire or other casualty or taking of the Assets in condemnation or under right of eminent domain exceeds twenty percent (20%) of the Purchase Price, either Seller or Buyer shall have the option to terminate this Agreement.

(vi) In the event that the Title Defect gives rise to the exclusion of all or part of any Asset from this Agreement as a result of that Title Defect, and there has been a reduction in the Purchase Price, and the Title Defect is cured by Seller after the Closing (provided Seller shall have no obligation to attempt to cure Title Defects), and Seller delivers to Buyer pertinent information reasonably necessary to document the curative action, within 120 days after the Closing Date if not disputed, or immediately after the Independent Expert’s determination under Section 12.3, then Seller shall have the option to put the excluded Asset to Buyer, such put option shall be exercised by Seller delivering written notice to Buyer of Seller’s election to put the excluded Asset to Buyer within 120 days after the Closing Date, and, in exchange for an assignment in the form of Exhibit C, effectuating the transfer of the excluded Asset, Buyer shall pay to Seller an amount equal to the amount deducted from the Purchase Price (or as agreed or resolved in the event of a dispute), adjusted as provided in Section 3.3, with respect to such Asset. Any dispute regarding matters arising under this Section
12.2(c)(vi) shall be resolved exclusively by arbitration using the procedures specified in Section 12.3.

12.2    Environmental Matters.

(a)    Environmental Review.

(i) Buyer shall have the right to conduct or cause a consultant (“Buyer’s Environmental Consultant”) to conduct a standard Phase I environmental review of the Assets and Seller’s Records (as set forth in Section
11.1) prior to the expiration of the Examination Period (“Buyer’s Environmental Review”). The cost and expense of Buyer’s Environmental Review, if any, shall be borne solely by Buyer. The scope of work comprising Buyer’s Environmental Review shall be disclosed to Seller prior to commencement thereof and shall not include any intrusive test or procedure (for example, digging, boring, or sampling of soils). Buyer shall (and shall cause Buyer’s Environmental Consultant to): (A) consult with Seller before conducting any work comprising Buyer’s Environmental Review, (B) perform all such work in a safe and workmanlike manner and so as to not unreasonably interfere with Seller’s operations, and (C) comply with all applicable laws, rules, and regulations. Seller shall have the right to have a representative or representatives accompany Buyer and Buyer’s Environmental Consultant at all times during Buyer’s Environmental Review. The Parties shall execute a “common undertaking” letter regarding the confidentiality for the Environmental Review where appropriate. Buyer hereby agrees to release, defend, indemnify and hold harmless Seller Indemnified Parties from and against all Claims arising from, out of or in connection with, or otherwise relating to, Buyer’s Environmental Review, or, any other access to the Assets by Buyer, REGARDLESS OF THE SOLE, JOINT, CONCURRENT OR COMPARATIVE NEGLIGENCE (BUT NOT ANY SELLER INDEMNITIES’ GROSS NEGLIGENCE OR WILLFUL MISCONDUCT), STRICT LIABILITY, REGULATORY LIABILITY, STATUTORY LIABILITY, BREACH OF CONTRACT, BREACH OF WARRANTY OR OTHER FAULT OR RESPONSIBILITY OF A SELLER PARTY OR ANY OTHER PERSON OR PARTY.

(ii) Unless otherwise required by applicable law, Buyer shall (and shall cause Buyer’s Environmental Consultant to) treat confidentially any matters revealed by Buyer’s Environmental Review and any reports or data generated from such review (the “Environmental Information”), and Buyer shall not (and shall cause Buyer’s Environmental Consultant to not) disclose any Environmental Information to any Governmental Authority or other Third Party without the prior written consent of Seller. Buyer may use the Environmental Information only in connection with the transactions contemplated by this Agreement. If Buyer, Buyer’s Environmental Consultant, or any Third Party to whom Buyer has provided any Environmental Information become legally compelled to disclose any of the Environmental Information, Buyer shall provide Seller with prompt notice sufficiently prior to any such disclosure so as to allow Seller to file any protective order, or seek any other remedy, as it deems appropriate under the circumstances. If this Agreement is terminated prior to the Closing, Buyer shall deliver the Environmental Information to Seller, which Environmental Information shall become the sole property of Seller. Buyer shall provide copies of the Environmental Information to Seller upon written request from Seller and with payment of any reasonable out of pocket expenses of Buyer for such copies.

(b) Notice of Environmental Defects.

(i) If Buyer discovers any Environmental Defect affecting the Assets, Buyer shall notify Seller prior to the expiration of the Examination Period of such alleged Environmental Defect. To be effective, such notice must: (A) be in writing; (B) be received by Seller prior to the expiration of the Examination Period; (C) describe the Environmental Defect in sufficient, specific detail, including, without limitation, (1) the written conclusion that an Environmental Defect exists, which conclusion shall be reasonably substantiated by the factual data gathered in Buyer’s Environmental Review, and (2) a separate specific citation of the provisions of Environmental Laws alleged to be violated and the related facts that substantiate such violation; (D) identify the specific Assets affected by such Environmental Defect, including, without limitation, a site plan showing the location of the Environmental Defect; (E) make recommendations from Buyer’s Environmental Consultant to cure the Environmental Defect; and (F) state Buyer’s estimate of the Environmental Defect Value, including the basis for such estimate, for which Buyer would agree to adjust the Purchase Price in order to accept such Environmental Defect if Seller elected Section 12.2(c)(i) as the remedy therefor.

(ii) Any matters that may otherwise constitute Environmental Defects, but of which Seller has not been specifically notified by Buyer in accordance with the foregoing, together with any environmental matter that does not constitute an Environmental Defect, shall be deemed to have been waived by Buyer for the purposes of this Article XII. Upon the receipt of such effective notice from Buyer, Seller may (A) attempt to cure such Environmental Defect at any time prior to the Closing, or, with Buyer’s consent, post-Closing, in a manner that is consistent with the applicable Environmental Laws or (B) exclude the affected Asset from the sale and reduce the Purchase Price by the Allocated Value of such affected Asset.

(c)    Remedies for Environmental Defects.

(i) With respect to each Environmental Defect described in a notice delivered in accordance with Section 12.2(b)(i) that (A) Seller does not cure on or before the Closing and (B) affects an Asset which Seller has not elected to exclude from the sale pursuant to Section 12.2(b)(ii)(B), then the Purchase Price shall be reduced by the Environmental Defect Value of such Environmental Defect as agreed by the Parties, but in no event with respect to item (A) shall the Purchase Price be reduced by more than the Allocated Value of the affected Asset.

(ii) If Buyer and Seller have not agreed as to the (A) validity of any asserted Environmental Defect, (B) the Environmental Defect Value therefor, or (C) the adequacy of the cure, then on or before three (3) Business Days prior to the Scheduled Closing Date either Party shall have the right to elect to have (1) the validity of the asserted Environmental Defect, (2) the Environmental Defect Value for such Environmental

Defect, or (3) the adequacy of the cure, determined by an Independent Expert pursuant to Section 12.3. If the validity of any such asserted Environmental Defect or the amount of any such Environmental Defect Value is not determined by the Closing, the Asset affected by such disputed Environmental Defect shall be excluded from the Closing and the Purchase Price paid at Closing shall be reduced by the Allocated Value of that Asset. Upon resolution of such dispute, subject to this Section 12.2(c), Buyer shall pay Seller the Allocated Value of the affected Asset less the determined Environmental Defect Value, and Seller shall simultaneously convey the affected Asset to Buyer.

(iii) Notwithstanding anything to the contrary in this Agreement, (A) if the aggregate adjustment to the Purchase Price determined in accordance with this Agreement for Environmental Defect Values does not exceed one percent (1%) of the Purchase Price prior to any adjustments thereto, then no adjustment of the Purchase Price shall be made therefor, and (B) if the aggregate adjustment to the Purchase Price determined in accordance with this Agreement for Environmental Defect Values does exceed one percent (1%) of the Purchase Price prior to any adjustments thereto, then the Purchase Price shall only be adjusted by the amount of such excess.

(iv) If the total amount of the Environmental Defects, Title Defects and destruction of the Assets by fire or other casualty or taking of the Assets in condemnation or under right of eminent domain exceeds twenty percent (20%) of the Purchase Price, either Seller or Buyer shall have the option to terminate this Agreement.

12.3    Disputes Regarding Title Defects and Environmental Defects.

(a) Each Party shall have the right to submit disputes regarding Title Defects, or Environmental Defect to an independent expert appointed in accordance with this Section 12.3 (each, an “Independent Expert”), who shall serve as sole arbitrator. The Independent Expert shall be appointed by mutual agreement of the Parties from among candidates with experience and expertise in the area that is the subject of such dispute, and failing such agreement, such Independent Expert for such dispute shall be selected by the Chief Judge of the United States District Court for the Southern District of Texas.
(b) Disputes to be resolved by an Independent Expert shall be resolved in accordance with mutually agreed procedures and rules and failing such agreement, in accordance with the rules and procedures of the Texas Arbitration Act and the Rules of the American Arbitration Association to the extent such Rules do not conflict with such Texas Arbitration Act or the provisions of this Agreement. The Independent Expert shall be instructed by the Parties to resolve such Dispute as soon as reasonably practicable in light of the circumstances. The decision and award of the Independent Expert shall be binding upon the Parties as an award under the Federal Arbitration Act and final and nonappealable to the maximum extent permitted by law, and judgment thereon may be entered in a court of competent jurisdiction and enforced by any Party as a final judgment of such court.

(c)    The charges and expenses of the arbitrator shall be shared equally by
Seller and Buyer.

(d)    Any arbitration hearing held pursuant to Section 12.3 shall be held in
Houston, Texas.

12.4    Casualty or Condemnation Loss.

(a) Notwithstanding anything herein to the contrary, from and after the Effective Time, subject to the Closing, Buyer shall assume all risk of loss with respect to production of Hydrocarbons through normal depletion (including watering out of any well, collapsed casing or sand infiltration of any well) and the depreciation of Personal Property due to ordinary wear and tear, in each case, with respect to the Assets.

(b) If, after the date of this Agreement but prior to the Closing Date, any portion of the Assets is destroyed by fire or other casualty or is taken in condemnation or under right of eminent domain, and the aggregate amount of any such loss or taking, along with the total amount of Environmental Defects and Title Defects exceed twenty percent (20%) of the Purchase Price, either party shall have the right to terminate this Agreement and Buyer shall promptly receive back the Deposit. If the aggregate amount of any such loss or taking along with the total amount of Environmental Defects and Title Defects is twenty percent (20%) or less of the Purchase Price, Buyer shall be required to close. If the loss as a result of such individual casualty or taking exceeds two percent (2%) of the Purchase Price and the parties proceed to Closing, Seller shall elect by written notice to Buyer prior to Closing either (i) to cause the Assets affected by such casualty or taking to be repaired or restored to at least its condition prior to such casualty or taking, at Seller’s sole cost, as promptly as reasonably practicable (which work may extend after the Closing Date) or (ii) to indemnify Buyer through a document reasonably acceptable to Seller and Buyer against any costs or expenses that Buyer reasonably incurs to repair the Assets subject to such casualty or taking, or (iii) Seller, at Closing, shall pay to Buyer all sums paid or payable to Seller by Third Parties by reason of such casualty or taking insofar as with respect to the Assets and shall assign, transfer and set over to Buyer or subrogate Buyer to all of Seller’s right, title and interest (if any) in insurance claims, unpaid awards and other rights against Third Parties (excluding any Liabilities, other than insurance claims, of or against any Seller Indemnified Parties) arising out of such casualty or taking insofar as with respect to the Assets; provided, however, that in the case of (iii), Seller shall reserve and retain (and Buyer shall assign to Seller) all rights, title, interests and claims against Third Parties for the recovery of Seller’s costs and expenses incurred prior to the Closing Date in pursuing or asserting any such insurance claims or other rights against Third Parties or in defending or asserting rights in such condemnation or eminent domain action with respect to the Assets. In the case of (i) - (ii), Seller shall retain all rights to insurance, condemnation awards and other claims against Third Parties with respect to the casualty or taking except to the extent the parties otherwise agree in writing.

(c) If any action for condemnation or taking under right of eminent domain is pending or threatened with respect to any Asset or portion thereof after the date of this Agreement, but no taking of such Asset or portion thereof occurs prior to the Closing Date, Buyer shall nevertheless be required to close and Seller, at Closing, shall assign, transfer and set over to Buyer or subrogate Buyer to all of Seller’s right, title and interest (if any) in such condemnation or eminent domain action, including any future awards therein, insofar as they are attributable to the Assets threatened to be taken, except that Seller shall reserve and retain (and Buyer shall assign to Seller) all rights, titles, interests and claims against Third Parties for the recovery of Seller’s costs and expenses incurred prior to the Closing in defending or asserting rights in such action with respect to the Assets.

12.5    Preferential Purchase Rights and Consents to Assign.

(a) The provisions of this Section 12.5 shall apply to preferential rights to purchase set forth on Schedule 4.9 that are validly exercisable as a result of the sale of the Properties contemplated hereby and that enable a Third Party to purchase a Property or any part thereof, as a result of such sale of such Properties (or portion thereof) to Buyer (such rights hereafter referred to as “Preference Rights”). Buyer is purchasing the Properties subject to all Preference Rights.

(b) Seller shall send notices of the transactions contemplated hereby to holders of validly exercisable Preference Rights (“Preference Notices”). The Preference Notices shall be in a form reasonably satisfactory to Buyer, and shall include the Allocated Value of the Property or portion thereof affected by each Preference Right. After receiving a response to a Preference Notice, Seller shall promptly provide a copy of the response to Buyer at the address set forth in this Agreement.

(c) In the event, and only in such event, the holder of a Preference Right elects to validly and properly exercise such Preference Right and to purchase the Property subject thereto upon the Closing, Seller shall convey on substantially the same terms and conditions set forth in the applicable assignment attached to this Agreement (subject to such modifications as deemed reasonably necessary by Buyer to reflect the relevant Preference Right transaction, the price and the additional terms as contemplated by this Agreement) the Property or portion of the Property subject to the Preference Right to the holder of such Preference Right at the Closing; provided, however, that Seller shall have no obligation to convey any Property to a Preference Right holder unless and until the
Closing occurs and provided further that Seller shall: (i) convey to Buyer at Closing all Property subject to Preference Rights for which the time for election to exercise such Preference Right has expired and the Preference Right has not been validly and properly asserted (and the Purchase Price to be paid at Closing by Buyer shall be reduced by the Allocated Value of all Properties regarding which a Preference Right has been validly and properly exercised and all Delayed Closing Properties and no other adjustments related to such Properties and Delayed Closing Properties shall be made to the Purchase Price under this Agreement); and (ii) retain all other Property subject to a Preference Right (“Delayed Closing Properties”), subject to Seller’s obligation to convey such Delayed Closing Properties to Buyer at a delayed Closing date (the “Delayed Closing”), and Buyer shall take all such Delayed Closing Properties (other than Delayed Closing Properties for which the Preference Right has been validly and properly asserted). Notwithstanding the foregoing, all Delayed Closing Properties (other than Delayed Closing Properties for which the Preference Right has been validly and properly asserted) will be conveyed to Buyer at the Delayed Closing, which shall occur within fifteen (15) days after the time that the election to exercise such Preference Rights on all Delayed Closing Properties has expired; provided, however, that if the Delayed Closing has not occurred within one hundred twenty (120) days after the Closing Date, Buyer shall not be obligated to take assignment of the Delayed Closing Properties. The date of the Delayed Closing shall become the new Closing Date with respect to such Delayed Closing Properties). Prior to the Delayed Closing Seller shall prepare a Preliminary Settlement Statement in accordance with Section 3.5. The Delayed Closing shall occur, to the extent applicable, in accordance with Section 10.3 and, at the Delayed Closing, Buyer shall pay Seller an amount equal to the amount by which the Purchase Price was reduced on account of the holding back of such retained Delayed Closing Properties (as adjusted pursuant to Sections 3.3 and 3.4 through the new Closing Date therefor). The final purchase price adjustments for the Delayed Closing Properties shall be made at the same time as the final purchase price adjustments for all other Assets and pursuant to Section 3.6.

(d) Buyer acknowledges that Seller desires to sell all of the Assets and would not have entered into this Agreement but for Buyer’s agreement to purchase all of the Assets as herein provided. Accordingly, it is expressly understood and agreed that Seller does not desire to sell any Asset that is subject to a Preference Right (collectively the “Preference Right Assets”) unless the sale of all of the Assets is consummated on the Closing Date in accordance with the terms of this Agreement. In furtherance of the foregoing, Seller’s obligation hereunder to sell the Preference Right Assets to Buyer is expressly conditioned upon the consummation on the Closing Date of the sale of all of the Assets in accordance with the terms of this Agreement, either by conveyance to Buyer or conveyance pursuant to an applicable Preference Right; provided that, nothing herein is intended or shall operate to extend or apply any Preference Right to any portion of the Assets which is not otherwise burdened thereby. Time is of the essence with respect to the parties’ agreement to consummate the sale of the Assets on the Closing Date.

(e) Seller shall send to each holder of a right to consent to assignment pertaining to the Assets and the transactions contemplated hereby a notice seeking such party’s consent to the transaction contemplated hereby. If Seller fails to obtain a consent prior to the Closing and the failure to obtain such consent would cause the assignment of such Asset to Buyer to be void, then Seller shall continue to hold the operating rights or other legal title to such Asset as nominee for Buyer; provided, however, that Buyer shall have no obligation to acquire Seller’s interest in Medusa Spar or the Assets associated with Mississippi Canyon Blocks 538 and 582 until the consents to assignment for the contracts listed under the heading “Medusa” in Schedule 4.4 have been obtained. Seller shall not be obligated to incur any expenses, obligations or other liabilities, or be responsible for any Claims, in Seller’s capacity as nominee and Buyer shall indemnify, defend and hold harmless Seller in relation to such Assets. Seller and Buyer, as between themselves, shall treat and deal with such Assets as if full legal and equitable title to such Assets had passed from Seller to Buyer at Closing. If Seller fails to obtain a consent prior to Closing and such consent does not relate to a material Asset or the failure to obtain such consent would not cause the assignment of such Asset to Buyer to be void, then Buyer shall have no rights or remedies against Seller with respect thereto.

ARTICLE XIII
ASSUMPTION; INDEMNIFICATION; SURVIVAL

13.1 Assumption of Obligations by Buyer. Effective as of the Closing, but subject to Section 13.2, Buyer assumes and hereby agrees to fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid or discharged) all obligations and Liabilities, known or unknown, with respect to the Assets, regardless of whether such obligations or Liabilities arose prior to, on or after the Effective Time, including but not limited to the P&A Obligations, environmental conditions and all other obligations and Liabilities relating in any manner to the conduct of the Business or the use, ownership or operation of the Assets, including but not limited to obligations to (a) furnish makeup gas and/or settle Imbalances according to the terms of applicable gas sales, processing, gathering or transportation Contracts, (b) pay Working Interests, royalties, overriding royalties and other interest, owners revenues or proceeds attributable to sales of Hydrocarbons relating to the Properties, (c) properly plug and abandon any and all Wells, including inactive Wells or temporarily abandoned Wells, drilled on the Properties or otherwise pursuant to the Assets, (d) replug any Well, Wellbore or previously plugged Well on the Properties to the extent required or necessary, (e) dismantle or decommission and remove any Personal Property and other property of whatever kind related to or associated with operations and activities conducted by whomever on the Properties or otherwise pursuant to the Assets, (f) clean up, restore and/or remediate the premises covered by or related to the Assets in accordance with applicable agreements and Laws and (g) perform all obligations applicable to or imposed on the lessee or owner under the Leases and the Applicable Contracts, or as required by Laws (all of said obligations and Liabilities referenced in this Section 13.1, subject to the exclusions below, are herein referred to as the “Assumed Obligations”).

13.2 Indemnities of Seller. Effective as of the Closing, subject to the limitations in this Article XIII, Seller shall be responsible for, and hereby agrees to defend, indemnify, hold harmless and forever release Buyer and its Affiliates and all of its and their respective stockholders, partners, members, directors, officers, managers, employees, agents and representatives (collectively, “Buyer Indemnified Parties”) from and against any and all Liabilities, arising from, based upon, related to or associated with:
(a)    the Excluded Assets;

(b)    any breach of any representation or warranty made by Seller contained in
Article IV or V;

(c)    any breach of Seller’s covenants or agreements contained in Section 12.3;

(d) the proper payment by Seller of any lessor’s royalties attributable to the Assets before the Effective Time, including lessor's royalties attributable to imbalance volumes relating to the royalty in kind program;

(e)    Taxes attributable to the ownership or operation of the Assets before the
Effective Time;

(f) civil penalties, fines and assessments by Governmental Authorities attributable to Seller’s ownership or operation of the Assets before the Effective Time, to the extent and only to the extent Seller shall have received from such Governmental Authority written notice relating to such matters on or before two (2) years from the anniversary of the Closing Date

(g) all expenses (including all bills for labor, materials and supplies used or furnished for use in connection with the operation of the Assets) and any overhead charges allowable under the applicable accounting procedures promulgated by the Council of Petroleum Accountant Societies (“COPAS”), and capital expenditures incurred in connection with the operation of the Assets that are, in accordance with generally accepted accounting principles and COPAS, attributable to the period of time before the Effective Time, relating to the ownership or operation of the Assets, to the extent a request, demand or claim for payment of same is received by Seller on or before the three (3) year anniversary of the Closing Date

(h) adjustments owed by Seller with respect to an audit under an Applicable Contract that was requested of Seller by a Third Party on or before the two (2) year anniversary of the Closing Date arising under an Applicable Contract for a period prior to the Effective Time;

(i) the litigation described in Schedule 4.5, or litigation involving claims of personal injury or death that arise from Seller's ownership or operation of the Assets before the Effective Time, to the extent and only to the extent that such litigation is filed on or before two (2) years from the anniversary of the Closing Date; and

(j)    P&A Obligations associated with the MC 772 #001 well (API 60-817-
40823-00), (API 60-817-40823-01).

13.3 Indemnities of Buyer. Effective as of the Closing, subject to Section 13.2, Buyer and each of its successors and assigns shall jointly and severally assume, be responsible for, and hereby agree to defend, indemnify, hold harmless and forever release Seller and its
Affiliates and all of their respective stockholders, partners, members, directors, officers, managers, employees, agents and representatives (collectively, “Seller Indemnified Parties”) from and against any and all liabilities arising from, based upon, related to or associated with:

(a)    the Assumed Obligations;

(b)    ownership or operation of the Assets after the Effective Time, including, without limitation, the claims and expenses in Section 7.6(b);

(c)    Environmental Defects related or attributable to the Assets;

(d)    any breach of any representation or warranty made by Buyer contained in
Article VI; and

(e)    any breach of Buyer’s covenants or agreements.

13.4 Express Negligence. The indemnification, release and Assumed Obligations provided for in this Agreement shall be applicable whether or not the liabilities, losses, costs, expenses and damages in question arose or resulted solely or in part from the gross, sole, active, passive, concurrent or comparative negligence, strict liability or other fault or violation of law of or by any Indemnified Party. Buyer and Seller acknowledge that this statement complies with the express negligence rule and is conspicuous.

13.5    Indemnification Procedures. All claims for indemnification under Sections
13.2 and 13.3 shall be asserted and resolved as follows:

(a) Notwithstanding anything to the contrary in this Agreement, the Buyer Indemnified Parties shall not be entitled to indemnification under, and shall not assert any claim for indemnification pursuant to, Section 13.2 until the aggregate amount of such claims exceeds 1% of the Purchase Price (the “Indemnification Threshold”), and then only to the extent the claim exceeds the Indemnification Threshold. In no event will Buyer be entitled to indemnification under Section 13.2 once the aggregate of all claims made under such Section equals 15% of the Purchase Price (the “Indemnification Cap”); provided that Section 13.6, the Indemnification Threshold and/or the Indemnification Cap shall not apply with respect to any claim for indemnification asserted under Sections
13.2(a), or (d) through (j).

(b) For purposes of this Article XIII, the term “Indemnifying Party” when used in connection with particular Liabilities shall mean the party or parties having an obligation to indemnify another party or parties with respect to such Liabilities pursuant to this Article XIII, and the term “Indemnified Party” when used in connection with particular Liabilities shall mean the party or parties having the right to be indemnified with respect to such Liabilities by another party or parties pursuant to this Article XIII.

(c)    To make claim for indemnification under Sections 13.2 or 13.3, an
Indemnified Party shall notify the Indemnifying Party of its claim under this Section
13.5, including the specific details of and specific basis under this Agreement for its claim (the “Claim Notice”). In the event that the claim for indemnification is based upon a claim by a Third Party against the Indemnified Party (a “Claim”), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Claim and shall enclose a copy of all papers (if any) served with respect to the Claim; provided that the failure of any Indemnified Party to give notice of a Claim as provided in this Section 13.5 shall not relieve the Indemnifying Party of its obligations under Sections 13.2 or 13.3 (as applicable) except to the extent such failure results in insufficient time being available to permit the Indemnifying Party to effectively defend against the Claim or otherwise materially prejudices the Indemnifying Party’s ability to defend against the claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement that was inaccurate or breached.

(d) In the case of a claim for indemnification based upon a Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against such Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such 30-day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

(e) If the Indemnifying Party admits its liability, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Claim. The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate in contesting any Claim which the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Claim controlled by the Indemnifying Party pursuant to this Section 13.5(e). An Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle any Claim or consent to the entry of any judgment with respect thereto which does not include an unconditional written release of the Indemnified Party from all liability in respect of such Claim or (ii) settle any Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).

(f) If the Indemnifying Party does not admit its liability or admits its liability but fails to diligently prosecute or settle the Claim, then the Indemnified Party shall have the right to defend against the Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party’s choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of the Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party has not yet admitted its liability for a Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for ten days following receipt of such notice to (i) admit in writing its liability for the Claim and (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed settlement.

(g) In the case of a claim for indemnification not based upon a Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to (i) cure the Liabilities complained of, (ii) admit its liability for such Liability or (iii) dispute the claim for such Liabilities. If the Indemnifying Party does not notify the Indemnified Party within such 30-day period that it has cured the Liabilities or that it disputes the claim for such Liabilities, the amount of such Liabilities shall conclusively be deemed a liability of the Indemnifying Party hereunder.

13.6    Survival.

(a) Each representation, warranty, covenant and agreement made herein shall terminate and cease to be of further force and effect as of the Closing or such later date after Closing as is expressly stipulated in this Section for the survival thereof; except as to claims for indemnification permitted by this Article XIII as to which a bona fide Claim Notice with respect to such Claim has been delivered to the applicable Indemnifying Party on or prior to such date. If any Asset becomes a retained Asset and the Closing with respect thereto is delayed pursuant to Section 12.3, the parties’ respective representations, warranties, covenants and agreements provided for in this Agreement with respect to such retained Asset shall survive under this Section 13.6 in relation to such delayed Closing rather than the initial Closing under this Agreement. In addition, the definitions set forth in the Definitions section at the beginning of this Agreement or in any other provision of this Agreement which are used in the representations, warranties, covenants and agreements which survive the Closing pursuant to this Section shall survive the Closing to the extent necessary to give operative effect to such surviving representations, warranties, covenants and agreements. It is expressly agreed that:

(i)    Sections 4.1, 4.2, 4.3, 4.10, 4.13, 4.14, 5.1, 5.2, 7.2, 7.3, 7.4, 7.6,
12.3, 13.1, 13.2(d), 13.2(e) and Article VI shall survive indefinitely.

(ii)    The covenants and agreements of Buyer in Section 7.5 shall survive the Closing for a period of seven years.

(iii)    Section 4.16 shall survive until the second anniversary of the
Closing Date.

Date.
(iv)    Section 4.4 shall survive until the first anniversary of the Closing

(v)    Sections 4.6, 4.7, 4.8, 4.11, and 4.15 shall survive the Closing for a period of six months.

(vi)    Sections 4.9 and 4.12 shall terminate on the Closing Date.
(vii) All covenants and obligations of Buyer not identified in the preceding clauses (i) - (vi) shall survive until the first anniversary of the Closing Date.

(viii) The indemnities in Article XIII shall terminate as of the termination date of each respective covenant or agreement that is subject to indemnification, except in each case as to matters for which a specific written claim for indemnity has been delivered to the Indemnifying Party on or before such termination date.

13.7 Non-Compensatory Damages. None of the Buyer Indemnified Parties nor Seller Indemnified Parties shall be entitled to recover from Seller or Buyer, or their respective Affiliates, any indirect, consequential, punitive or exemplary damages or damages for lost profits of any kind arising under or in connection with this Agreement or the transactions contemplated hereby, except to the extent any such party suffers such damages (including costs of defense and reasonable attorney’s fees incurred in connection with defending of such damages) to a Third Party, which damages (including costs of defense and reasonable attorney’s fees incurred in connection with defending against such damages) shall not be excluded by this provision as to recovery hereunder. Subject to the preceding sentence, Buyer, on behalf of each of the Buyer Indemnified Parties, and Seller, on behalf of each of Seller Indemnified Parties, waive any right to recover punitive, special, exemplary and consequential damages, including damages for lost profits, arising in connection with or with respect to this Agreement or the transactions contemplated hereby.

13.8 Disclaimer of Application of Anti-Indemnity Statutes. The parties acknowledge and agree that the provisions of any anti-indemnity statute relating to oilfield services and associated activities shall not be applicable to this Agreement and/or the transactions contemplated hereby.

ARTICLE XIV TERMINATION, DEFAULT AND REMEDIES

14.1 Right of Termination. This Agreement and the transactions contemplated herein may be terminated at any time at or prior to Closing:

(a) by Seller, at Seller’s option, if any of the conditions set forth in Article IX have not been satisfied on or before the Scheduled Closing Date, or such other date agreed by Buyer and Seller in accordance with Section 10.1;

(b) by Buyer, at Buyer’s option, if any of the conditions set forth in Article VIII have not been satisfied on or before the Scheduled Closing Date, or such other date agreed by Buyer and Seller in accordance with Section 10.1; or

(c)    by Seller or Buyer if the Closing shall not have occurred on or before
December 31, 2013 (the “Outside Date”);
provided, however, that no party shall have the right to terminate this Agreement pursuant to clause (a), (b) or (c) above if such party or its Affiliates are at such time in material breach of any provision of this Agreement.

14.2 Effect of Termination. If the obligation to close the transactions contemplated by this Agreement is terminated pursuant to any provision of Section 14.1 hereof, then, except as provided in Section 3.2 and except for the provisions of Sections 1.1, 11.2, 11.3, 13.7 and this Section 14.2 and Article XV (other than Sections 15.2(b), 15.7, 15.8, and 15.9), and any other provision hereof which, by its very nature, must survive such termination so as to carry out the stated intent of Buyer and Seller, this Agreement shall forthwith become of no further force or effort and the parties shall have no liability or obligation hereunder and Seller shall immediately return the Deposit to Buyer, except and to the extent such termination results from the material breach by a party of this Agreement. Upon a material breach of this Agreement by Seller that is not cured by the Closing Date, Buyer, at its sole option and as its sole remedy, may (i) enforce specific performance, or (ii) terminate this Agreement and Seller shall return the Deposit. Upon a material breach of this Agreement by Buyer that is not cured by the Closing Date, Seller, at its sole option and as its sole remedy, may (i) enforce specific performance, or (ii) terminate this Agreement and retain the Deposit.

ARTICLE XV MISCELLANEOUS

15.1 Exhibits and Schedules. All of the Exhibits and Schedules referred to in this Agreement are hereby incorporated into this Agreement by reference and constitute a part of this Agreement. Each party to this Agreement and its counsel has received a complete set of Exhibits and Schedules prior to and as of the execution of this Agreement. Seller has or may have set forth information on a Schedule in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of a Schedule need not be set forth in any other Schedule so long as its relevance to such other section of the Schedule or section of the Agreement is reasonably apparent on the face of the information disclosed therein to the Person to which such disclosure is being made. The parties acknowledge and agree that (a) the Schedules to this Agreement may include certain items and information solely for informational purposes for the convenience of Buyer and (b) the disclosure by Seller of any matter in the Schedules shall not be deemed to constitute an acknowledgement by Seller that the matter is required to be disclosed by the terms of this Agreement or that the matter is material.

15.2    Expenses and Taxes.

(a) Except as otherwise specifically provided, all fees, costs and expenses incurred by Buyer or Seller in negotiating this Agreement or in consummating the transactions contemplated by this Agreement shall be paid by the party incurring the same, including, without limitation, legal and accounting fees, costs and expenses.

(b) All required documentary, filing and recording fees and expenses, including filing fees, in connection with the filing and recording of the assignments, conveyances or other instruments required to convey title to the Assets to Buyer shall be borne by Buyer. Seller shall assume responsibility for, and shall bear and pay, all federal income taxes, state income taxes and other similar taxes (including any applicable interest or penalties) incurred or imposed with respect to the transactions described in this Agreement. Buyer shall assume responsibility for, and shall bear and pay, all sales, use, excise, real property transfer, gross receipts, goods and services, registration, capital, documentary, stamp or other transfer taxes (including any applicable interest, or penalties or additional amounts which may be imposed with respect thereto) incurred by or imposed upon Seller with respect to the transactions described in this Agreement. Seller shall assume responsibility for, and shall bear and pay, all ad valorem, property, severance, production, and similar taxes and assessments based upon or measured by the ownership of the Assets, the production of Hydrocarbons or the receipt of proceeds therefrom, but exclusive of income taxes (including any applicable penalties and interest) and assessed against the Assets by any taxing authority for any period prior to the Effective Time, and Buyer shall be responsible for, and shall bear and pay, all such taxes and assessments assessed against the Assets by any taxing authority for any period that begins on or after the Effective Time. For purposes of this Agreement, the foregoing proration of ad valorem and property taxes shall be accomplished at the Closing based on the ratio of the number of days in the year prior to (for Seller) and on and after (for Buyer) the Effective Time to the total number of days in the year as applied to the amount of ad valorem and property taxes for the most recent year for which the amount of such taxes can be finally determined at the Closing.

15.3 Assignment. This Agreement may not be assigned by Buyer without prior written consent of Seller. No assignment of any rights hereunder by Buyer shall relieve Buyer of any obligations and responsibilities hereunder.

15.4 Preparation of Agreement. Both Seller and Buyer and their respective counsel participated in the preparation of this Agreement. In the event of any ambiguity in this Agreement, no presumption shall arise based on the identity of the draftsman of this Agreement.

15.5 Publicity. Seller and Buyer agree not to issue any public statement or press release concerning this Agreement or the transactions contemplated by it (including price or other terms) without the prior written consent of the other party which consent shall not be unreasonably withheld, except for public statements that are required by applicable Law, regulations or on advice of counsel to be made, in which case the party required to make such statement shall provide reasonable prior notice to and consult with the other party regarding the timing and content of the statement before issuing the statement. After the filing of an initial press release in connection with the Closing, Seller or Buyer may thereafter make public statements or press releases concerning this Agreement, or the transactions contemplated by it, that are required by Applicable Law, regulations or on advice of counsel or that are customarily made by Seller or Buyer in public filings with the SEC, in earnings releases, conference calls related thereto or at investor or analysts’ conferences.

15.6 Notices. All notices and communications required or permitted to be given hereunder shall be in writing and shall be delivered personally, or sent by nationally recognized overnight courier, or mailed by U.S. Express Mail or by certified or registered United States Mail with all postage fully prepaid, or sent by facsimile or email transmission (provided any such facsimile or email transmission is confirmed by written confirmation), addressed to the appropriate party at the address for such party shown below or at such other address as such party shall have theretofore designated by written notice delivered to the party giving such notice:

If to Seller:    Callon Petroleum Operating Company
200 N. Canal Street
P.O. Box 1287
Natchez, MS 39121
Attn: Dee Newman, Land Manager
Email: dnewman@callon.com
Fax: 601-446-1362

If to Buyer:    W&T Offshore, Inc.
Nine Greenway Plaza, Suite 300
Houston, Texas 77046
Attention: Steven M. Freeman
Telephone:(713) 624-7308
Fax: (713) 624-7378
Email: sfreeman@wtoffshore.com

Any notice given in accordance herewith shall be deemed to have been given when delivered to the addressee in person or by courier, or transmitted by facsimile transmission during normal business hours, or upon actual receipt by the addressee after such notice has either been delivered to an overnight courier or deposited in the United States Mail, as the case may be. The parties hereto may change the address, telephone numbers and facsimile numbers to which such communications are to be addressed by giving written notice to the other parties in the manner provided in this Section 15.6.

15.7 Removal of Name. As promptly as practicable, but in any case within 30 days after the Closing Date, Buyer shall eliminate the names “Callon Petroleum Operating Company” and any variants thereof from the Assets acquired pursuant to this Agreement and, except with respect to such grace period for eliminating existing usage, shall have no right to use any logos, trademarks or trade names belonging to Seller or any of its Affiliates.

15.8 Further Cooperation. Without causing any representation or warranty to survive the Closing, Buyer and Seller shall execute and deliver, or shall cause to be executed and delivered from time to time, such further instruments of conveyance and transfer, and shall take such other actions as any party may reasonably request, to convey and deliver the Assets to Buyer, to perfect Buyer’s title thereto, and to accomplish the orderly transfer of the Assets to Buyer in the manner contemplated by this Agreement, whether before or after the Closing. If any party hereto receives monies belonging to the other, such amount shall immediately be paid over to the proper party. If an invoice or other evidence of an obligation is received by a party, which is partially an obligation of both Seller and Buyer, then the parties shall consult with each other and each shall promptly pay its portion of such obligation to the obligee.

15.9 Filings, Notices and Certain Governmental Approvals. Promptly after Closing Buyer shall (a) record the Assignments of the Assets and all federal assignments executed at the Closing in all applicable real property records and/or, if applicable, all state or federal agencies, (b) send notices to vendors supplying goods and services for the Assets of the assignment of the Properties to Buyer and, if applicable, the designation of Buyer as the operator thereof, (c) actively pursue the unconditional approval of all applicable Governmental Authorities of the Assignments of the Assets to Buyer and the designation of Buyer (if applicable), as the operator thereof and (d) actively pursue all other consents and approvals that may be required in connection with the assignment of the Assets to Buyer and the assumption of the liabilities assumed by Buyer hereunder, that shall not have been obtained prior to Closing. Buyer obligates itself to take any and all action required by any Governmental Authority in order to obtain such unconditional approval, including but not limited to, the posting of any and all bonds or other security that may be required in excess of any applicable or existing lease, pipeline or area-wide bond.

15.10 Entire Agreement; Conflicts. This Agreement, the Exhibits hereto and the Confidentiality Agreement collectively constitute the entire agreement among Seller and Buyer pertaining to the subject matter hereof and supersede all prior agreements, understanding, negotiations and discussion, whether oral or written, of the parties pertaining to the subject matter hereof. There are no warranties, representations or other agreements among the parties relating to the subject matter hereof except as specifically set forth in this Agreement or the assignments and other documents expressly contemplated hereby, and neither Seller nor Buyer shall be bound by or liable for any alleged representation, promise, inducement or statements of intention not so set forth. In the event of a conflict between the terms and provisions of this Agreement and the terms and provisions of any exhibit hereto, the terms and provisions of this Agreement shall govern and control; provided, however, that the inclusion in any of the exhibits hereto of terms and provisions not addressed in this Agreement shall not be deemed a conflict, and all such additional provisions shall be given full force and effect, subject to the provisions of this Section 15.10. Except as otherwise expressly provided in this Agreement, this Agreement may be enforced only against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may be made only against the entities that are expressly identified as parties hereto and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, equityholder, agent, attorney or representative of any party hereto shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby or any claim related to tort or contract theories of Law.

15.11 Parties in Interest. The terms and provisions of this Agreement shall be binding upon and inure to the benefit of Seller and Buyer and their respective legal representatives, successors and assigns and no other Person shall have any right, benefit, priority or interest hereunder or as a result hereof or have standing to require satisfaction of the provisions hereof in accordance with their terms.

15.12 Amendment. This Agreement may be amended only by an instrument in writing executed by the parties hereto against whom enforcement is sought.

15.13 Waiver; Rights Cumulative. Any of the terms, covenants, representations, warranties or conditions hereof may be waived only by a written instrument executed by or on behalf of the party hereto waiving compliance. No course of dealing on the part of Seller or Buyer, or their respective officers, employees, agents or representatives, nor any failure by Seller or Buyer to exercise any of its rights under this Agreement shall operate as a waiver thereof or affect in any way the right of such party at a later time to enforce the performance of such provision. No waiver by any party of any condition, or any breach of any term, covenant, representation, or warranty contained in this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of any breach of any other term, covenant, representation or warranty. The rights of Seller and Buyer under this Agreement shall be cumulative, and the exercise or partial exercise of any such right shall not preclude the exercise of any other right.

15.14 Governing Law; Jurisdiction, Venue; Jury Waiver. This Agreement and the legal relations among the parties shall be governed and construed in accordance with the laws of the State of Texas, excluding any conflicts of law rule or principle that might refer construction of such provisions to the laws of another jurisdiction. All of the parties hereto consent to the exercise of jurisdiction in personam by the courts of the State of Texas for any action arising out of this Agreement or the other Transaction Documents. All actions or proceedings with respect to, arising directly or indirectly in connection with, out of, related to, or from this Agreement or the other Transaction Documents shall be exclusively litigated in courts having situs in Houston, Harris County, Texas. Each party hereto waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this Agreement.

15.15 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any adverse manner to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

15.16 Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement. Any signature hereto delivered by a party by facsimile transmission shall be deemed an original signature hereto.

15.17 Adequacy of Supplemental Bonds or Arrangements for the Pledge of Securities. Prior to Closing, Buyer shall confer with the BOEM/BSEE regarding the amounts and terms for the posting of supplemental bonds or pledge of securities pursuant to the provisions of 30 C.F.R §§ 256.61 and 250.7, and within a reasonable time of any BOEM/BSEE determination pursuant to such regulations, Buyer (directly or through its representative) shall satisfy the BOEM/BSEE requirements concerning same, including all financial responsibility requirements under OPA.

15.18 Special Offshore Interests. The parties acknowledge and agree that certain of the offshore Assets are in the nature of contract rights that are not recognized by the BOEM/BSEE as “record title” or “operating rights,” and that, accordingly, the BOEM/BSEE will not approve, and Buyer and Seller do not expect the BOEM/BSEE to approve, the assignment of these interests from Seller to Buyer. Buyer shall ensure nevertheless that the assignment documents relating to such interests are appropriately filed in the “non-required filing” system of the BOEM/BSEE. Such interests shall be excluded from the scope of Section 7.6 for all purposes.

15.19 Option to Make “Like Kind” Exchange. At any time prior to Closing, either party (the "Electing Party") may elect by written notice to the other party to effect a tax free, like- kind exchange, forward or reverse, under Section 1031 of the Code through an escrow agent or other intermediary (in this Section, an "Intermediary") designated by the Electing Party pursuant to an agreement to be established for purposes of effecting a tax free, like-kind exchange under Section 1031 of the Code. The other party agrees to cooperate with all reasonable requests of the Electing Party in order to establish and create sufficient documentation to support such federal tax treatment by the Electing Party, provided that the other party shall have no obligation to incur or pay any cost or expense in such connection and the Electing Party shall indemnify and hold the other party harmless from and against all claims and liabilities resulting from such election.

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.

SELLER:

CALLON PETROLEUM OPERATING COMPANY

By:	/s/ Fred L. Callon
Name:	Fred L. Callon
Title:	Chairman and Chief Executive Officer

BUYER:

W&T OFFSHORE, INC.

By:	/s/ Jamie L. Vazquez
Name:	Jamie L. Vazquez
Title:	President